Exhibit 99.3

MERCER PARK BRAND ACQUISITION CORP.

ANNUAL INFORMATION FORM

FISCAL YEAR ENDED DECEMBER 31, 2019

MARCH 27, 2020

TABLE OF CONTENTS

INTRODUCTION	1
General	1
Forward-Looking Information	1
Documents Incorporated by Reference	1

GLOSSARY OF TERMS	1

CORPORATE STRUCTURE	4
Name, Address and Incorporation	4

DESCRIPTION OF THE BUSINESS AND GENERAL DEVELOPMENT OF THE BUSINESS	5
Initial Public Offering	5
Qualifying Transaction	6

CAPITAL STRUCTURE OF THE CORPORATION	13
General	13
Class A Restricted Voting Units	13
Class A Restricted Voting Shares	13
Class B Units	15
Class B Shares	15
Warrants	15
Subordinate Voting Shares and Multiple Voting Share	18
Compliance Provisions	22
Advance Notice Provisions	23
Make Whole Covenants	24

DIVIDEND POLICY	25

MARKET FOR SECURITIES	25
Trading Price and Volume	25
Class A Restricted Voting Shares	25
Warrants	26
Prior Sales	26

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER	27

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS	27

DIRECTORS AND OFFICERS	28
Name, Address, Occupation and Securities Holding	28
Indemnification and Insurance	30
Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions	30

INDEBTEDNESS OF DIRECTORS AND OFFICERS	31

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	31

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES	31
Board of Directors	31
Conflicts of Interest	31
Audit Committee	33
External Audit Service Fees	33

(i)

EXECUTIVE COMPENSATION AND OTHER PAYMENTS	34
Compensation Discussion and Analysis	34

RISK FACTORS	34
Risks Associated with Acquiring and Operating a Cannabis Business	44
Risks Associated with Acquiring and Operating a Cannabis Business in Emerging Market Countries	55

AUDITORS, TRANSFER AGENT, WARRANT AGENT AND ESCROW AGENT	57

PROMOTER	57

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	57
Legal Proceedings	57
Regulatory Actions	58

MATERIAL CONTRACTS	58

EXEMPTIVE RELIEF	58

ADDITIONAL INFORMATION	58

(ii)

INTRODUCTION

General

Except where otherwise indicated, all references to dollar amounts and “$” are to United States dollars. In this Annual Information Form (“AIF”), unless the context otherwise requires, the “Corporation”, “Mercer”, “us”, “our” or “we” refers to Mercer Park Brand Acquisition Corp. Please refer to the “Glossary” in this AIF for the definitions of other defined terms.

Unless otherwise indicated, the information contained herein is given as at December 31, 2019.

Forward-Looking Information

Certain of the statements contained within this document are forward-looking and reflect management’s expectations regarding the prospects, results of operations, performance and business of the Corporation based on information currently available to the Corporation. Forward-looking information are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements use forward-looking words, such as “anticipate”, “continue”, “could”, “expect”, “may”, “will”, “intend”, “estimate”, “plan”, “believe” or other similar words but the absence of these words does not mean that a statement is not forward-looking. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Corporation’s control that could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to, the factors discussed under “Risk Factors” herein and in the Corporation’s final long form prospectus dated May 7, 2019 (the “IPO Prospectus”).

The forward-looking information within this document are based on information currently available and what the Corporation currently believes are reasonable assumptions, including the material assumptions set out in the management’s discussion and analysis of the results of operations and the financial condition of the Corporation for the period ended December 31, 2019 (available under the Corporation’s SEDAR profile at www.sedar.com).

The forward-looking information within this document reflect current expectations of the Corporation as at the date of this document and speak only as at the date of this document. Except as may be required by applicable law, the Corporation does not undertake any obligation to publicly update or revise any forward-looking information.

Documents Incorporated by Reference

Certain sections of the IPO Prospectus, which is available electronically at www.sedar.com, are explicitly incorporated by reference in this AIF.

GLOSSARY OF TERMS

“Audit Committee” has the meaning set out under the sub-heading “Disclosure of Corporate Governance Practices – Audit Committee”;

“BCBCA” means the Business Corporations Act (British Columbia), as it may be amended from time to time;

“Cannabis Act” means the Cannabis Act, S.C. 2018, c. 16, as it may be amended from time to time;

“Cannabis Regulations” means the Cannabis Regulations (Canada), as it may be amended from time to time;

“CDS” means CDS Clearing and Depositary Services Inc.;

“Charter of the Audit Committee” has the meaning set out under the sub-heading “Disclosure of Corporate Governance Practices – Audit Committee”;

“Class A Restricted Voting Shares” means the Class A restricted voting shares forming part of the Class A Restricted Voting Units;

“Class A Restricted Voting Units” means the Class A restricted voting units distributed by the Corporation at an offering price of $10.00 per Class A Restricted Voting Unit under the IPO Prospectus, each comprised of one Class A Restricted Voting Share and one-half of a Warrant, and each a “Class A Restricted Voting Unit”;

“Class B Shares” means the Class B shares in the capital of the Corporation forming part of the Class B Units, and where applicable, the Incorporation Share and the Founders’ Shares, and each a “Class B Share”;

“Class B Units” means the 109,000 Class B units sold to our Sponsor simultaneously with the public offering of Class A Restricted Voting Units, at an offering price of $10.00 per Class B Unit, each comprised of one Class B Share and one-half of a Warrant, and each a “Class B Unit”;

“Corporation” means Mercer Park Brand Acquisition Corp., a corporation incorporated under the laws of the Province of British Columbia pursuant to the BCBCA;

“Escrow Agent” means Odyssey Trust Company;

“Escrow Agreement” means the escrow agreement dated May 13, 2019 between the Corporation, the Escrow Agent, and the Underwriter;

“Exchange” means the Neo Exchange Inc.;

“Exchange Agreement and Undertaking” means the transfer restrictions agreement and undertaking dated May 13, 2019, entered into by the Founders in favour of the Exchange;

“Extraordinary Dividend” means any dividend, together with all other dividends payable in the same calendar year, that has an aggregate absolute dollar value which is greater than $0.25 per share, with the adjustment to the applicable price (as the context may require) being a reduction equal to the amount of the excess;

“Founders” means our Sponsor, Charles Miles and Sean Goodrich (or persons or companies controlled by them), as the collective holders of the Founders’ Shares;

“Founders’ Post-Qualifying Transaction Shares” means the Multiple Voting Shares into which the Founders’ Shares are convertible;

“Founders’ Shares” means the 10,089,750 Class B Shares issued to our Founders prior to the IPO Closing, and for greater certainty does not include the Class B Shares forming part of the Class B Units purchased by our Sponsor;

“Founders’ Warrants” means the 9,810,000 share purchase warrants issued to our Sponsor at an offering price of $1.00 per Founders’ Warrant at the IPO Closing, with each whole Founders’ Warrant entitling the holder thereof, commencing 65 days following the closing of a qualifying transaction, to purchase one Class A Restricted Voting Share (which, following the closing of the qualifying transaction, will become one Subordinate Voting Share), at a price of $11.50 per share, subject to adjustment;

“Incorporation Share” has the meaning set out under the heading “Market for Securities – Prior Sales”;

“IPO Closing” means the closing of the Offering;

“IPO Closing Date” means the date of the IPO Closing, which occurred on May 13, 2019;

“Make Whole Agreement and Undertaking” means the make whole agreement and undertaking dated May 13, 2019, entered into by our Sponsor in favour of the Corporation;

“Multiple Voting Shares” means the Class B Shares which will be automatically converted on a 100-for-1 basis into new multiple voting shares of the Corporation upon closing of a qualifying transaction;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“NI 52-110” means National Instrument 52-110 – Audit Committees;

“NP 11-201” means National Policy 11-201 – Electronic Delivery of Documents;

“Offering” means the 40,250,000 Class A Restricted Voting Units that were sold to the public under the IPO Prospectus and also includes the full exercise of the Over-Allotment Option;

“Over-Allotment Option” means the non-transferable option granted by the Corporation to the Underwriter to purchase up to an additional 5,250,000 Class A Restricted Voting Units (being 15% of the aggregate number of Class A Restricted Voting Units issued upon the IPO Closing Date), at a price of $10.00 per Class A Restricted Voting Unit that was exercised in full by the Underwriter on May 13, 2019, to cover over-allotments, if any, and for market stabilization purposes;

“Permitted Timeline” means the allowable time period within which the Corporation must consummate its qualifying transaction, being 21 months from the IPO Closing Date (or 24 months from the IPO Closing Date if we have executed a letter of intent, agreement in principle or definitive agreement for a qualifying transaction within 21 months from the IPO Closing but has not completed the qualifying transaction within such 21-month period), as it may be extended as described in this AIF;

“Permitted Transferee” means (i) Founders, and (ii) any Affiliate or Person controlled, directly or indirectly, by a Founder;

“Relinquishment Agreement” means the relinquishment agreement entered into by the Founders in favour of the Corporation and the Underwriter on the IPO Closing Date;

“QT Prospectus” has the meaning set out under the heading “Qualifying Transaction – Contractual Rights of Action”;

“qualifying transaction” means the acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation, which must have a minimum aggregate fair market value, as determined by our board of directors, equal to 80% of the assets held in the escrow account then on deposit (excluding any deferred underwriting commissions and applicable taxes payable on interest and other amounts earned in the escrow account), and which is intended to be consummated by the Corporation within the Permitted Timeline and in accordance with applicable law and as more fully described in the IPO Prospectus;

“SEDAR” means the System for Electronic Document Retrieval and Analysis located at www.sedar.com;

“Sponsor” means Mercer Park CB II, L.P., a limited partnership formed under the laws of the State of Delaware;

“Strategic Opportunities Agreement” means the strategic opportunities agreement dated as of the IPO Closing Date between the Corporation, Cannabis Strategies Acquisition Corp. and Mercer Park, L.P.;

“Subordinate Voting Shares” means the Class A Restricted Voting Shares which, unless previously redeemed, will be automatically converted into one subordinate voting share of the Corporation upon closing of a qualifying transaction;

“SWAT” means NSG/SWAT, a boutique branding firm;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended;

“Underwriter” means Canaccord Genuity Corp.;

“Underwriting Agreement” means the underwriting agreement dated May 7, 2019 among, inter alia, the Corporation, our Sponsor and the Underwriter;

“Units” means the Class A Restricted Voting Units and Class B Units, collectively, and each a “Unit”;

“U.S. Person” means a “U.S. person” as such term is defined in Regulation S under the U.S. Securities Act;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Warrant Agent” means Odyssey Trust Company;

“Warrant Agreement” means the warrant agency agreement dated May 13, 2019 between the Corporation and the Warrant Agent;

“Warrants” means the 29,989,500 share purchase warrants of the Corporation underlying the Class A Restricted Voting Units and the Class B Units, respectively, and the Founders’ Warrants issued to our Sponsor on the IPO Closing; and

“Winding-Up” means the liquidation and cessation of the business of the Corporation, upon which the Corporation shall be permitted to use up to a maximum of $50,000 of any interest and other amounts earned from the proceeds in the escrow account to pay actual and expected costs in connection with applications to cease to be a reporting issuer and winding-up and dissolution expenses, as determined by the Corporation.

CORPORATE STRUCTURE

Name, Address and Incorporation

Mercer Park Brand Acquisition Corp. was incorporated under the BCBCA on April 16, 2019. Our head office is located at 333 Bay Street, Suite 3400, Toronto, Ontario, M5H 2S7 and our registered office is located at 60 2500 – 700 W Georgia St, Vancouver, British Columbia, V7Y 1B3.

On May 10, 2019, the Corporation’s articles were amended to create Class A Restricted Voting Shares, Subordinate Voting Shares and Multiple Voting Shares. On May 13, 2019, the Corporation’s Class A Restricted Voting Units commenced trading on the Neo Exchange Inc. under the symbol “BRND.UN” and stopped trading on June 24, 2019. On June 24, 2019, the Class A Restricted Voting Shares and Warrants, comprising of the Class A Restricted Voting Units, commenced trading separately under the symbols “BRND.A.U” and “BRND.WT”, respectively.

The Corporation’s articles include, among other provisions, a provision providing for a forum for adjudication of certain disputes, whereby unless the Corporation approves or consents in writing to the selection of an alternative forum, the courts of the Province of British Columbia and appellate courts therefrom shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director or officer of the Corporation to the Corporation, (iii) any action asserting a claim arising pursuant to any provision of the BCBCA or the articles of the Corporation (as they may be amended from time to time), or (iv) any action asserting a claim otherwise related to the relationships among the Corporation, its affiliates and their respective shareholders, directors and/or officers, but does not include claims related to the business carried on by the Corporation or such affiliates. Any person or entity owning, purchasing or otherwise acquiring any interest, including without limitation any registered or beneficial ownership thereof, in the securities of the Corporation shall be deemed to have notice of and consented to the provisions of the or the articles.

DESCRIPTION OF THE BUSINESS AND GENERAL DEVELOPMENT OF THE BUSINESS

Mercer Park Brand Acquisition Corp. is a newly organized special purpose acquisition corporation incorporated under the laws of the Province of British Columbia for the purpose of effecting, directly or indirectly, an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation, which we refer to throughout this AIF as our “qualifying transaction”. Mercer received $402,500,000 of gross proceeds from its initial public offering, including the exercise of the Over-Allotment Option, which was completed on May 13, 2019. The gross proceeds of the Offering were placed in an escrow account with the Escrow Agent on the IPO Closing and will be released upon consummation of the qualifying transaction in accordance with the terms and conditions of the Escrow Agreement.

The Corporation is currently in the process of identifying specific target business(es) with which to pursue a qualifying transaction but has not entered into any definitive agreement with respect to qualifying transaction as of the date hereof. If we complete more than one qualifying transaction, each such qualifying transaction is expected to occur concurrently.

Our objective is to execute a qualifying transaction, the terms of which are determined by us to be favourable and provided that the target business has a fair market value of at least 80% of the assets held in the escrow account then on deposit (excluding any deferred underwriting commissions and applicable taxes payable on interest and other amounts earned in the escrow account). The fair market value of the target business will be determined by our board of directors based upon one or more valuation methods generally accepted by the financial community (including, without limitation, actual and potential sales, earnings, cash flow and book value).

We intend to focus our search for targets on branded product businesses in cannabis and/or cannabis-adjacent industries; however, we are not limited to a particular industry or geographic region for purposes of completing our qualifying transaction. We will also evaluate businesses that have additional, strategic capabilities such as distribution, manufacturing, or product development, which support brand value. We intend to focus on acquiring one or more companies with an estimated aggregate enterprise value of between $300 million and $800 million.

Mercer Park’s Sponsor, Mercer Park CB II, L.P., is a limited partnership of which Mercer Park CB GP II, LLC is the general partner, and which is indirectly controlled by Jonathan Sandelman. The parent of the Sponsor, is a privatelyheld family office based in New York, New York.

Initial Public Offering

On May 13, 2019, the Corporation closed its initial public offering of 40,250,000 Class A Restricted Voting Units, including the full exercise of the Over-Allotment Option, at a price of $10.00 per Class A Restricted Voting Unit for gross proceeds of $402,500,000. Each Class A Restricted Voting Unit consists of one Class A Restricted Voting Share and one-half of a Warrant. The Class A Restricted Voting Shares and Warrants initially traded as a unit but on June 24, 2019 they began trading separately.

Prior to the IPO Closing, the Sponsor and two of the Corporation’s directors, Charles Miles and Sean Goodrich, purchased 10,089,750 Class B Shares (being the Founders’ Shares), for an aggregate price of $25,000, or approximately $0.0025 per Founders’ Share. Concurrent with the IPO Closing, the Sponsor purchased 109,000 Class B Units of the Corporation (each consisting of one Class B Share and one-half Warrant) for a purchase price of $10.00 per Class B Unit, resulting in aggregate proceeds of $1,090,000 to the Corporation and 9,810,000 Founders’ Warrants for a purchase price of $1.00 per Founders’ Warrant, resulting in aggregate proceeds of $9,810,000. Upon the closing of the qualifying transaction, (i) each Class A Restricted Voting Share, unless previously redeemed, will automatically convert into one Subordinate Voting Share of the Corporation, and (ii) each Class B Share will automatically convert on a 100-for-1 basis into new Multiple Voting Shares.

The Warrants will become exercisable, at an exercise price of $11.50 per share, only commencing 65 days after the completion of a qualifying transaction and will expire at 5:00 p.m. (Toronto time) on the day that is five years after the completion of a qualifying transaction or may expire earlier if a qualifying transaction does not occur within the Permitted Timeline or if the expiry date is accelerated. Once the Warrants become exercisable, the Corporation may accelerate the expiry date of the outstanding Warrants by providing 30 days’ notice, if and only if, the closing price of the Subordinate Voting Shares equals or exceeds $18.00 per Subordinate Voting Share (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like) for any 20 trading days within a 30-trading day period, in which case the expiry date shall be the date which is 30 days following the date on which such notice is provided.

The initial public offering was undertaken by the Corporation pursuant to the terms of the Underwriting Agreement. Under the terms of the Underwriting Agreement, the Corporation paid $6,037,500 to the Underwriter on the closing of the Offering, being part of the Underwriter’s fee. As further described below, 75% of the remaining balance of the Underwriter’s fee is deferred and will be paid to the Underwriter upon the closing of a qualifying transaction.

Upon the IPO Closing, the Corporation placed 10.00 per Class A Restricted Voting Unit ($402,500,000) in an escrow account with the Escrow Agent. Subject to applicable law, none of the funds held in the escrow account will be released from the escrow account until the earliest of: (i) the closing of our qualifying transaction within the Permitted Timeline; (ii) a redemption (on the closing of a qualifying transaction or on an extension of the Permitted Timeline, each as provided herein) of, or an automatic redemption of, Class A Restricted Voting Shares; (iii) a Winding-Up; and (iv) the requirement of the Corporation to pay taxes on the interest or certain other amounts earned on the escrowed funds (including, if applicable, as described herein, under Part VI.1 of the Tax Act arising in connection with the redemption of the Class A Restricted Voting Shares), and for payment of actual and expected direct expenses relating to a redemption. For greater certainty, the aggregate $25,000 of initial proceeds from the Class B Shares (Founders’ Shares) issued to our Founders prior to the IPO Closing, and net proceeds of the sale of Class B Units and Founders’ Warrants to our Sponsor on closing of the IPO is not being placed in escrow and may be used to fund our general ongoing expenses.

The escrowed funds are being held to enable the Corporation to (i) satisfy redemptions made by holders of Class A Restricted Voting Shares (including in the event of a qualifying transaction or an extension to the Permitted Timeline, or in the event a qualifying transaction does not occur within the Permitted Timeline), (ii) fund the qualifying transaction with the net proceeds following payment of any such redemptions and deferred underwriting commissions that are payable, and/or (iii) pay taxes on amounts earned on the escrowed funds and certain permitted expenses. Such escrowed funds and all amounts earned thereon, subject to such obligations and applicable law, will be assets of the Corporation. These escrowed funds may also be used to pay the deferred underwriting commissions in the amount of $16,100,000, 75% of which will be payable by the Corporation to the Underwriter upon the closing of our qualifying transaction (subject to availability, failing which any shortfall shall be made up from other sources at our discretion) and the remaining Discretionary Deferred Portion (as defined herein) of which will be payable and released only at the Corporation’s sole discretion, subject to the terms of the Underwriting Agreement, in whole or in part, and only upon completion of our qualifying transaction. Upon completion of the qualifying transaction, the Corporation shall be entitled, in its sole discretion, subject to the terms of the Underwriting Agreement, to use the Discretionary Deferred Portion as it sees fit, including for payment to other agents or advisors who have assisted with or participated in the sourcing, diligencing and completion of our qualifying transaction.

Qualifying Transaction

General

We are not presently engaged in, and we will not engage in, any operations for an indefinite period of time. We have focused our search for target businesses that operate branded product businesses in cannabis and/or cannabis-adjacent industries; however, we are not limited to a particular industry or geographic region for purposes of completing our qualifying transaction. We intend to effectuate our qualifying transaction using the cash proceeds from (i) the escrow account after redemptions, taxes and permitted expenses; (ii) the portion of the sales of the Class B Units and Founders’ Warrants not held in the escrow account; (iii) the $25,000 of initial proceeds raised prior to the IPO Closing or our shares, or debt, or a combination of these as the consideration to be paid in our qualifying transaction. A qualifying transaction may involve the acquisition of, or merger with, a company which does not need substantial additional capital but which desires to establish a public trading market for its shares, while avoiding what it may deem to be adverse consequences of undertaking a public offering itself. These include time delays, significant expense, loss of voting control and compliance with various applicable securities laws. While we may seek to effect simultaneous qualifying transactions with more than one target business, we will probably have the ability, as a result of our limited cash resources, to effect only a single qualifying transaction. If we complete more than one qualifying transaction, each such qualifying transaction is expected to occur concurrently.

The qualifying transaction must occur within a Permitted Timeline, being 21 months from the IPO Closing (or 24 months from the IPO Closing if we have executed a letter of intent, agreement in principle or definitive agreement for a qualifying transaction within 21 months from the IPO Closing but have not completed the qualifying transaction within such 21 month period), as it may be extended and shortened. The Permitted Timeline could be extended to up to 36 months with shareholder approval of only the holders of Class A Restricted Voting Shares, by ordinary resolution, with approval of the Corporation’s board of directors, and with the consent of the Exchange (if required).

Sources of Target Businesses

We anticipate that target business candidates will be brought to our attention from various unaffiliated sources, including investment bankers, venture capital funds, legal and accounting firms, private equity groups, leveraged buyout funds, management buyout funds and other members of the financial community. Target businesses may be brought to our attention by such unaffiliated sources as a result of being solicited by us through calls or mailings. These sources also may introduce us to target businesses in which they think we may be interested on an unsolicited basis, since many of these sources will have read the IPO Prospectus and know what types of businesses we are targeting. The Underwriter, our Sponsor and our officers and directors, as well as their affiliates and associates, also may bring to our attention target business candidates that they become aware of through their business contacts as a result of formal or informal inquiries or discussions they may have, as well as attending trade shows or conventions. In addition, we expect to receive a number of deal flow opportunities that would not otherwise necessarily be available to us as a result of the business relationships of our officers and directors. While we do not presently anticipate engaging the services of professional firms or other individuals that specialize in business acquisitions on any formal basis, we may engage these firms or other individuals in the future, in which event we may pay a finder’s fee, consulting fee or other compensation to be determined in an arm’s length negotiation based on the terms of the transaction. We will engage a finder only to the extent our management determines that the use of a finder may bring opportunities to us that may not otherwise be available to us or if finders approach us on an unsolicited basis with a potential transaction that our management determines is in our interest to pursue. Payment of finder’s fees is customarily tied to completion of a transaction.

Limited Payments to Insiders

There will be no finder’s fees, consulting fees, reimbursements or cash payments made to any of our Sponsor, officers, directors or special advisors, or to their affiliates, for services rendered to us prior to or in connection with the completion of our qualifying transaction, except that members of our board of directors who are not employees of the Corporation or our Sponsor may receive finder’s fees if such fees are expressly approved by a majority of our unconflicted directors, being the other directors who do not have a conflict of interest in respect of the proposed acquisition, and subject to the consent of the Exchange; however, they will not be made prior to the completion of the qualifying transaction and will not be paid from the proceeds of the escrow account prior to the completion of the qualifying transaction.

Notwithstanding the foregoing, we anticipate the following payments will be made; however, they will not be paid from the proceeds of the escrow account prior to the completion of the qualifying transaction, but rather from funds on hand, from additional sources of funds at the time of the qualifying transaction, from the proceeds of the escrow account after their release to the Corporation, or from additional funds:

•	repayment of unsecured loans, and any interest thereon, which may be made by our Sponsor or our Sponsor’s affiliates to finance transaction costs in connection with a prospective qualifying transaction;

•	payment of $10,000 (plus applicable taxes) per month for administrative and related services pursuant to an administrative services agreement entered into with our Sponsor;

•	reimbursement of out-of-pocket expenses incurred by the above-noted persons in connection with certain activities on our behalf, such as identifying possible business targets and qualifying transactions; and

•	payment to certain consultants and investor relation professionals, including payments to SWAT.

There is no limit on the amount of out-of-pocket expenses reimbursable by us; provided, however, that to the extent such expenses exceed the available proceeds not deposited in the escrow account, such expenses would not be reimbursed by us unless we consummate a qualifying transaction.

Our board of directors will review and be required to approve all reimbursements and payments made to our Founders, officers, directors or special advisors, or our affiliates or associates or their respective affiliates or associates, with any interested director abstaining from such review and approval.

As part of the Administrative Services Agreement entered into with our Sponsor for payment of $10,000 (plus applicable taxes) per month, the Corporation may, as needed and as may be approved by its board of directors, from time to time, both prior to and following our qualifying transaction, enter into service agreements with related parties or qualified affiliates of related parties for, but not limited to, various administrative, managerial or operational services or to help effectuate our qualifying transaction. Although some of our officers and directors may enter into employment or consulting agreements with the acquired business following our qualifying transaction, the presence or absence of any such arrangements will not be used as a criterion in our selection process of an acquisition target.

Additional Funding

In order to assist in paying expenses or costs related to a qualifying transaction, the Corporation may be funded by unsecured loans from our Sponsor and/or its affiliates, the amount, availability and cost of which is currently unascertainable. These loans would be expected to bear interest at no more than the prime rate plus 1%, unless otherwise agreed to by the Exchange. The lender under the loans would not have recourse against the escrowed funds, and thus the loans would not reduce the value thereof. Such loans will collectively be subject to a maximum aggregate principal amount equal to 10% of the escrowed funds, which loans would be expected to bear interest at no more than the prime rate plus 1%, and will be repayable in cash no earlier than the closing of the qualifying transaction, or which may be convertible into shares and/or Warrants in connection with the closing of the qualifying transaction. The Corporation will not obtain any form of debt financing except: (i) in the ordinary course for short term trade, accounts payable and general ongoing expenses; (ii) contemporaneous with, or after, the completion of a qualifying transaction; or (iii) through unsecured loans from our Sponsor and/or its affiliates in accordance with the foregoing.

Subject to any relief granted by the Exchange, the Corporation may also seek to raise additional funds prior to completion of its qualifying transaction through a rights offering in respect of shares available to its shareholders, in accordance with the requirements of applicable securities legislation and subject to the consent of the Underwriter, if applicable, and also subject to placing the required funds raised in the escrow account in accordance with applicable Exchange rules. The Corporation would not undertake a rights offering unless the amount per share deposited into the escrow account in connection therewith was at least equal to the per share amount of the escrow funds then on deposit in the escrow account, including any interest and other amounts earned thereon (net of any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account) and provided that 100% of the gross proceeds raised in any subsequent rights offering from holders of Class A Restricted Voting Units are held in the escrow account.

Permitted Timeline Extension

We have 21 months from the IPO Closing to consummate a qualifying transaction (or 24 months from the IPO Closing if we have executed a letter of intent, agreement in principle or definitive agreement for a qualifying transaction within 21 months from the IPO Closing), as it may be extended, and provided that, with 10 days’ advance notice by way of a news release, the Corporation may shorten the Permitted Timeline with the approval of its board of directors.

If our management believes that we need an extension of the Permitted Timeline in order to successfully execute a qualifying transaction, the Corporation will hold a meeting of holders of Class A Restricted Voting Shares and seek approval by ordinary resolution of only the holders of the Class A Restricted Voting Shares. Such extension would also need to be approved by the Corporation’s board of directors, and consent obtained from the Exchange, if required. Assuming a meeting of holders of Class A Restricted Voting Shares is called and the requisite Class A Restricted Voting Shares approval is obtained, holders of Class A Restricted Voting Shares would be permitted to redeem all or a portion of their Class A Restricted Voting Shares, provided that they deposit their shares for redemption prior to 5:00 p.m. (Toronto time) on the fifth business day before the shareholders’ meeting in respect of the extension, with effect, and, subject to applicable law, immediately prior to the date that an extension to the Permitted Timeline takes effect. Holders of Class A Restricted Voting Shares will be given not less than 21 days’ notice of the meeting. Participants through CDS may have earlier deadlines for accepting deposits of Class A Restricted Voting Shares pursuant to the redemption right. If a CDS participant’s deadline is not met by a holder of Class A Restricted Voting Shares, such holder’s Class A Restricted Voting Shares may not be eligible for redemption.

Minimum Fair Market Value of Qualifying Transaction

Absent exemptive relief from the Exchange, the fair market value of our qualifying transaction (or the aggregate fair market value of our combined qualifying transactions, if there is more than one, all of which must be completed concurrently) must not be less than 80% of the assets held in the escrow account then on deposit (excluding the deferred underwriting commissions and applicable taxes payable on interest and other amounts earned in the escrow account).The fair market value of the target business will be determined by our board of directors based upon one or more valuation methods generally accepted by the financial community (including, without limitation, actual and potential sales, earnings, cash flow and book value).

In the event that the amount required to be paid to holders of Class A Restricted Voting Shares to be redeemed in connection with a shareholder vote on the qualifying transaction would exceed the additional financing obtained by the Corporation to offset the redemption amount (especially where the proposed qualifying transaction contains a minimum cash balance condition as a condition to closing), the Corporation may consider offering additional shares to the vendor of the target company, such that the cash that would otherwise be payable to the vendor that is needed to redeem the shares is replaced with additional shares issued to the vendor. In addition, holders of Class A Restricted Voting Shares that would otherwise intend to redeem their shares may (including for tax reasons) prefer to sell their shares in the market, and the Corporation may also pursue debt financing, all of which may reduce the likelihood of any cash deficiencies at the time of the qualifying transaction.

Lack of Business Diversification

For an indefinite period of time after the completion of our qualifying transaction, the prospects for our success may depend entirely on the future performance of a single business. Unlike other entities that have the resources to complete acquisitions with multiple entities in one or several industries, we may not have the resources to diversify our operations and mitigate the risks of being in a single line of business. By completing our qualifying transaction with only a single entity, our lack of diversification may subject us to negative economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact on the particular industry in which we operate after our initial qualifying transaction, and cause us to depend on the marketing and sale of a single product or limited number of products or services.

Limited Ability to Evaluate the Target’s Management Team

Although we intend to closely scrutinize the management of a prospective target business when evaluating the desirability of effecting our qualifying transaction with that business, our assessment of the target’s management may not prove to be correct. The future role of members of our management team, if any, in the target business cannot presently be stated with any certainty. Consequently, members of our management team may not become a part of the target’s management team, and the future management may not have the necessary skills, qualifications or abilities to manage a public company. Further, it is also not certain whether one or more of our directors will remain associated in some capacity with us following our qualifying transaction. Moreover, members of our management team may not have significant experience or knowledge relating to the operations of the particular target business. Our personnel may not remain in senior management or advisory positions with the combined company. The determination as to whether any of our key personnel will remain with the combined company will be made at the time of our qualifying transaction.

Following our qualifying transaction, we may seek to recruit additional managers to supplement the incumbent management of the target business. We may not have the ability to recruit additional managers, or such additional managers may not have the requisite skills, knowledge or experience necessary to enhance the incumbent management.

No Shareholders Meeting to Approve Qualifying Transaction and Potentially Different Economic Interests

As 100% of the gross proceeds of the Offering and any additional equity raised pursuant to a rights offering will be held by the Escrow Agent, in the escrow account, shareholder approval of our qualifying transaction is not required. As such, and unless shareholder approval is otherwise required under applicable law, we will: (i) prepare and file with applicable securities regulatory authorities a QT Prospectus containing disclosure regarding the Corporation and its proposed qualifying transaction; (ii) mail a notice of redemption to the holders of the Class A Restricted Voting Shares and make the final prospectus publicly available at least 21 days prior to the deadline for redemption; and (iii) send by prepaid mail or otherwise deliver the prospectus to the holders of the Class A Restricted Voting Shares no later than midnight (Toronto time) on the second business day prior to the deadline for redemption, which delivery may be effected electronically in compliance with NP 11-201.

Although it is expected that there will be no vote on the qualifying transaction, the holders of the Class A Restricted Voting Shares are entitled to vote on and receive notice of meetings on all matters requiring shareholder approval (including any proposed extension to the Permitted Timeline) other than the election and/or removal of directors and auditors prior to closing of a qualifying transaction. With the inclusion of our Class B Shares forming part of the Class B Units that our Sponsor purchased, our Founders hold approximately a 20.22% voting interest. Accordingly, our Founders may significantly influence the vote at any such meeting. Prior to a qualifying transaction, holders of the Class A Restricted Voting Shares are not entitled to vote at (or receive notice of or meeting materials in connection with) meetings held only to consider the election and/or removal of directors and auditors. In lieu of holding an annual meeting prior to the closing of the qualifying transaction, the Corporation has undertaken to file this annual information form, issue a press release announcing the filing thereof and informing holders of Class A Restricted Voting Shares of the status of identifying and securing a qualifying transaction, and, not less than two weeks later, hold an investor conference call.

Information regarding the qualifying transaction and the resulting business post-qualifying transaction will be made available to shareholders in a prospectus prepared by our management. Such prospectus will contain disclosure of the resulting issuer assuming completion of the qualifying transaction and will be filed with applicable securities regulatory authorities and the Exchange, and the final prospectus must be receipted by the applicable securities regulatory authorities prior to the mailing. Such a prospectus could be either a non-offering prospectus or provide for the issuance of securities required in connection with the completion of the qualifying transaction. Any such financing would not affect amounts held in the escrow account or amounts to be distributed to holders of the Class A Restricted Voting Shares therefrom. In the event that the Corporation proposes to acquire a target business that operates or has significant businesses in another jurisdiction, including an emerging market, additional securities regulatory requirements may apply, and any such transaction may warrant additional review and scrutiny of the applicable securities regulatory authorities.

Our Founders purchased the Founders’ Shares prior to the IPO Closing, being 10,089,750 Class B Shares. These Founders’ Shares were purchased for an aggregate price of $25,000, or approximately $0.0025 per Founders’ Share. In addition, our Sponsor purchased 9,810,000 Founders’ Warrants at a price of $1.00 per Founders’ Warrant for aggregate proceeds of $9,810,000 and 109,000 Class B Units at an offering price of $10.00 per Class B Unit for aggregate proceeds equal to $1,090,000 simultaneously with the IPO Closing.

Our Founders will have economic interests in the qualifying transaction that may differ as compared to those of holders of Class A Restricted Voting Shares, given that, among other things, each of our Founders (including our Sponsor) have agreed to certain transfer restrictions in respect of its Founders’ Shares, Founders’ Warrants and its Class B Units (or any of its Class B Shares or Warrants underlying its Class B Units), as applicable.

Initial Listing Requirements

Unless exempted by the Exchange, the reporting issuer resulting from our qualifying transaction must satisfy the initial listing requirements of the designated stock exchange, as prescribed under the applicable policies of the Exchange or such designated stock exchange.

Exchange Escrow Policy

Upon completion of the qualifying transaction, the resulting issuer may be subject to the Exchange’s escrow policy, and, if so, the securities held by the founders of such resulting issuer, which may include the Founders’ Post-Qualifying Transaction Shares or securities issued to the Founders in connection with the completion of the qualifying transaction, would be released from an escrow account that would restrict their disposition as follows:

On the closing date of the qualifying transaction	1/4 of the founding securities
6 months after the closing date of the qualifying transaction	1/3 of the remaining founding securities
12 months after the closing date of the qualifying transaction	1/2 of the remaining founding securities
21 months after the closing date of the qualifying transaction	the remaining founding securities

Redemption Rights on Qualifying Transaction

In conjunction with the closing of a qualifying transaction, we will provide holders of our Class A Restricted Voting Shares with the opportunity to redeem all or a portion of their Class A Restricted Voting Shares, provided that they deposit their shares for redemption prior to a deadline specified by the Corporation, following public disclosure of the details of the qualifying transaction and prior to the closing of the qualifying transaction, of which prior notice had been provided to holders of the Class A Restricted Voting Shares by any means permitted by the Exchange, not less than 21 days nor more than 60 days in advance of such deadline.

Immediately prior to the closing of our qualifying transaction, and subject to applicable law, we will be required to redeem such Class A Restricted Voting Shares for an amount per share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the escrowed funds available in the escrow account at the time immediately prior to the redemption deposit deadline, including interest and other amounts earned thereon; less (B) an amount equal to the total of (i) applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account and (ii) actual and expected expenses directly related to the redemption, each as reasonably determined by the Corporation, subject to certain limitations. For greater certainty, such amount will not be reduced by the amount of any tax of the Corporation under Part VI.1 of the Tax Act or the deferred underwriting commissions per Class A Restricted Voting Share held in escrow. Holders of Class A Restricted Voting Shares will be given and not less than 21 days’ notice of the corresponding redemption deposit deadline. Participants through CDS may have earlier deadlines for accepting deposits of Class A Restricted Voting Shares pursuant to the redemption right. If a CDS participant’s deadline is not met by a holder of Class A Restricted Voting Shares, such holder’s Class A Restricted Voting Shares may not be eligible for redemption.

Following the closing of our qualifying transaction, we will use the balance of the non-redeemed shares’ portion of the escrow account (less tax liabilities on amounts earned on the escrowed funds and certain expenses directly related to redemptions) to pay the Underwriter 75% its deferred underwriting commissions (subject to availability, failing which any shortfall shall be made up from other sources). However, the Corporation shall be entitled, in its sole discretion, to use the remaining 25% of the deferred underwriting commissions (or, if a lesser amount, the balance of the non-redeemed shares’ portion of the escrow account, less tax liabilities on amounts earned on the escrowed funds and certain expenses directly related to redemptions) (the “Discretionary Deferred Portion”) as it sees fit, including for payment to other agents or advisors who have assisted with or participated in the sourcing, diligencing and completion of our qualifying transaction. For greater certainty, the Underwriter will not be excluded from consideration of any portion of the Discretionary Deferred Portion and the payment of the Discretionary Deferred Portion will be mandatory, with the only discretion of the Corporation being the party or parties to whom the Discretionary Deferred Portion is paid. The per share amount we will distribute to holders of Class A Restricted Voting Shares who properly redeem their shares will not be reduced by any deferred underwriting commissions we may pay to the Underwriter or otherwise use, in whole or in part, at our discretion.

Following any redemption, each of the remaining Class A Restricted Voting Shares would then be automatically converted immediately following closing of the qualifying transaction into one Subordinate Voting Share, and the residual escrow account balance would be available to the Corporation to pay tax liabilities on amounts earned on the escrowed funds, to pay the Underwriter 75% of the deferred underwriting commissions, and to otherwise use at its sole discretion, subject to the terms of the Underwriting Agreement, in whole or in part, in accordance with the Escrow Agreement.

Notwithstanding the foregoing redemption rights, each holder of Class A Restricted Voting Shares, together with any affiliate of such holder or any other person with whom such holder or affiliate is acting jointly or in concert, will not be permitted to redeem more than an aggregate of 15% of the number of Class A Restricted Voting Shares issued and outstanding following the IPO Closing. This limitation will not apply in the event a qualifying transaction does not occur within the Permitted Timeline, or in the event of an extension to the Permitted Timeline. By its election to redeem, each registered holder (other than CDS) and each beneficial holder of Class A Restricted Voting Shares shall be required to represent or shall be deemed to have represented to the Corporation that, together with any affiliate of such holder and any other person with whom such holder or affiliate is acting jointly or in concert, it is not redeeming Class A Restricted Voting Shares with respect to more than an aggregate of 15% of the number of Class A Restricted Voting Shares issued and outstanding following the IPO Closing.

We believe that this restriction will discourage shareholders from accumulating large blocks of shares and subsequently attempting to use their ability to exercise their redemption rights against a proposed qualifying transaction as a means to force us or our management to engage in inappropriate transactions. Absent this provision, a holder of Class A Restricted Voting Shares holding more than an aggregate of 15% of the number of Class A Restricted Voting Shares issued and outstanding following the IPO Closing could threaten to exercise its redemption rights if such holder is not otherwise satisfied with the qualifying transaction. By limiting our shareholders’ ability to redeem no more than 15% of the number of Class A Restricted Voting Shares issued and outstanding following the IPO Closing, we believe we will limit the ability of a small group of shareholders to unreasonably attempt to block our ability to complete a qualifying transaction that is favoured by our other shareholders, and particularly in connection with a qualifying transaction with a target that requires as a closing condition that we have a minimum net worth or a certain amount of cash available at the time of closing. However, we would not be restricting our shareholders’ ability to vote all of their shares for or against our qualifying transaction.

Our articles (which, among other things, provide for the various redemption rights of holders of Class A Restricted Voting Shares) may only be amended by a special resolution, which would require 66 2/3% of votes cast to be voted in favour of the proposed amendment. The Corporation and the Founders have each agreed with the Underwriter that they will not propose any amendments to the articles prior to the closing of a qualifying transaction which would materially adversely affect the redemption rights of the holders of Class A Restricted Voting Shares unless the Escrow Agreement has been amended to provide holders of Class A Restricted Voting Shares with redemption rights, should such amendment of the articles proceed, that are substantially equivalent to the redemption rights that would apply to redemption on the extension of the Permitted Timeline. In addition, consent of the Exchange to any such amendments would be required, which the Corporation does not believe would be likely to be obtained. The consent of the Underwriter and the Escrow Agent would also be required. Accordingly, any such amendments are considered extremely unlikely.

Automatic Redemption if No Qualifying Transaction

If we are unable to consummate a qualifying transaction within the Permitted Timeline, we will be required to redeem, as promptly as reasonably possible, on an automatic redemption date specified by the Corporation (such date to be within 10 days following the last day of the Permitted Timeline), each of the outstanding Class A Restricted Voting Shares. See “Capital Structure of the Corporation – Class A Restricted Voting Shares and Class B Shares”. Such redemption will completely extinguish the rights of holders of Class A Restricted Voting Shares as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law. At such time, the Warrants (including the Founders’ Warrants) will expire; holders of Warrants will receive nothing upon a liquidation with respect to such Warrants, and the Warrants will be worthless.

Our Founders will not be entitled to redeem the Founders’ Shares, Class B Units (including their underlying securities) or Founders’ Warrants, as applicable, in connection with a qualifying transaction or an extension to the Permitted Timeline or entitled to access the escrow account upon our Winding-Up. Our Founders (including our Sponsor) will, however, participate in any liquidation distribution with respect to any Class A Restricted Voting Shares they may acquire in connection with or following the IPO Closing through possible purchases on the secondary market.

The Underwriter will have no right to the deferred underwriting commissions held in the escrow account in connection with our Winding-Up.

Contractual Rights of Action

The Corporation expects that a contractual right of action for rescission or damages against the Corporation (or its successor) and a contractual right for damages against the directors of the Corporation at the time of the deposit redemption deadline and against every person or company, including the Sponsor, who signs the prospectus that is required to be prepared by the Corporation at the time of its proposed qualifying transaction (the “QT Prospectus”) will be required to be granted to original purchasers of Class A Restricted Voting Shares and Warrants from the Underwriter in connection with the Offering in the event that there is a misrepresentation in the QT Prospectus. The contractual rights of action against such persons or companies are expected to be consistent with the rights (and defences) under section 130 of the Securities Act (Ontario). In addition, the Corporation will indemnify the other parties granting such rights.

CAPITAL STRUCTURE OF THE CORPORATION

General

The Corporation is authorized to issue an unlimited number of Class A Restricted Voting Shares, an unlimited number of Class B Shares, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares, each without nominal or par value. Prior to the closing of the qualifying transaction, the Corporation will not issue any Subordinate Voting Shares or Multiple Voting Shares. The Founders hold 10,089,751 Class B Shares (representing the Incorporation Share and the Founders’ Shares) and the Sponsor holds 109,000 Class B Units and 9,810,000 Founders’ Warrants.

The following description summarizes the material terms of our share capital. Because it is only a summary, it may not contain all the information that is important to you. For a complete description, please refer to our notice of articles, articles of incorporation and the Warrant Agreement on SEDAR at www.sedar.com.

Class A Restricted Voting Units

Each Class A Restricted Voting Unit consists of one Class A Restricted Voting Share and one-half of a Warrant. Each Warrant will entitle the holder to purchase one Class A Restricted Voting Share (and upon the closing of a qualifying transaction, each Warrant would represent the entitlement to purchase one Subordinate Voting Share).

The Class A Restricted Voting Shares and Warrants comprising the Class A Restricted Voting Units initially traded as a unit but as of June 24, 2019 the Class A Restricted Voting Shares and Warrants commenced trading separately.

Class A Restricted Voting Shares

The following shares of the Corporation are outstanding:

•	40,250,000 Class A Restricted Voting Shares forming part of the Class A Restricted Voting Units (before the exercise of Warrants); and

•	10,198,751 Class B Shares (being the 1 Incorporation Share held by the Sponsor, the 10,089,750 Founders’ Shares held by our Founders and 109,000 Class B Shares forming part of the Class B Units held by our Sponsor, but before the exercise of Warrants).

On or following the closing of the qualifying transaction, each Class A Restricted Voting Share would, unless previously redeemed, be automatically converted into one Subordinate Voting Share, as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations, recapitalizations, and the like.

Although it is expected that there will be no vote on the qualifying transaction, the holders of the Class A Restricted Voting Shares are entitled to vote on and receive notice of meetings on all matters requiring shareholder approval (including any proposed extension to the Permitted Timeline) other than the election and/or removal of directors and auditors prior to closing of a qualifying transaction. Prior to a qualifying transaction, holders of the Class A Restricted Voting Shares are not entitled to vote at (or receive notice of or meeting materials in connection with) meetings held only to consider the election and/or removal of directors and auditors.

Only holders of Class A Restricted Voting Shares would be entitled to redeem their shares redeemed and receive the escrow proceeds (net of applicable taxes and other permitted deductions): (i) in the event a qualifying transaction does not occur within the Permitted Timeline, (ii) in the event of a qualifying transaction, and (iii) in the event of an extension to the Permitted Timeline. The holders of Class A Restricted Voting Shares and Class B Shares have no pre-emptive rights or other subscription rights and there are no sinking fund provisions applicable to these shares.

In conjunction with any qualifying transaction or to vote on an extension to the Permitted Timeline, we will provide holders of our Class A Restricted Voting Shares, whether they vote for or against, or do not vote on, the qualifying transaction (if required) or the extension to the Permitted Timeline, as applicable, with the opportunity to redeem all or a portion of their Class A Restricted Voting Shares, provided that they deposit their shares for redemption prior to a deadline specified by the Corporation, following public disclosure of the details of the qualifying transaction and prior to the closing of the qualifying transaction, of which prior notice had been provided to holders of the Class A Restricted Voting Shares by any means permitted by the Exchange, not less than 21 days nor more than 60 days in advance of such deadline in each case, with effect, subject to applicable law, immediately prior to the closing of our qualifying transaction, for an amount per share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the escrowed funds available in the escrow account at the time immediately prior to the redemption deposit deadline, including interest and other amounts earned thereon; less (B) an amount equal to the total of (i) applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account and (ii) actual and expected expenses directly related to the redemption, each as reasonably determined by the Corporation, subject to certain limitations. For greater certainty, such amount will not be reduced by the amount of any tax of the Corporation under Part VI.1 of the Tax Act or the deferred underwriting commissions per Class A Restricted Voting Share held in escrow. Participants through CDS may have earlier deadlines for accepting deposits of Class A Restricted Voting Shares pursuant to the redemption right. If a CDS participant’s deadline is not met by a holder of Class A Restricted Voting Shares, such holder’s Class A Restricted Voting Shares may not be eligible for redemption.

If we are unable to consummate a qualifying transaction within the Permitted Timeline, we will be required to redeem, as promptly as reasonably possible, on an automatic redemption date specified by the Corporation (such date to be within 10 days following the last day of the Permitted Timeline), all of the outstanding Class A Restricted Voting Shares.

Holders of Class A Restricted Voting Shares who redeem or sell their Class A Restricted Voting Shares will continue to have the right to exercise any Warrants they may hold if the qualifying transaction is consummated. Following the closing of our qualifying transaction, we will use the balance of the non-redeemed shares’ portion of the escrow account (less tax liabilities on amounts earned on the escrowed funds and certain expenses directly related to redemptions) to pay the Underwriter 75.0% of the deferred underwriting commissions (subject to availability, failing which any shortfall may be made up from other sources at our discretion). However, the Corporation shall be entitled, in its sole discretion, subject to the terms of the Underwriting Agreement, to use the Discretionary Deferred Portion as it sees fit, including for payment to other agents or advisors who have assisted with or participated in the sourcing, diligencing and completion of our qualifying transaction.

Class B Units

Each Class B Unit consists of one Class B Share and one-half of a Warrant. Each Warrant will entitle the holder to purchase one Class A Restricted Voting Share (and upon the closing of a qualifying transaction, each Warrant would represent the entitlement to purchase one Subordinate Voting Share). It is anticipated that the Class B Units and Class B Shares will not be listed prior to the qualifying transaction.

Class B Shares

Our Founders have purchased an aggregate of 10,089,750 Founders’ Shares (which are Class B Shares) for an aggregate purchase price of $25,000, or approximately $0.0025 per Founders’ Share.

The Class B Shares will not be entitled to access, or benefit from, the proceeds in the escrow account and will not possess any redemption rights. The Founders will, however, be entitled to benefit from the proceeds in the escrow account for redemptions with respect to any Class A Restricted Voting Shares they may have purchase during or following the Offering if we fail to complete our qualifying transaction within the Permitted Timeline, or seek an extension to the Permitted Timeline. Subject to the prior rights of the holders of Class A Restricted Voting Shares, and whether prior to or following the Permitted Timeline, the Class B Shares would be entitled to receive the remaining property and assets of the Corporation available for distribution, after payment of liabilities, upon the Winding-Up of the Corporation, whether voluntary or involuntary, subject to applicable law. The holders of the Founders’ Shares have no pre-emptive rights or other subscription rights and there are no sinking fund provisions applicable to these shares.

While the Founders’ Post-Qualifying Transaction Shares may be subject to escrow under the Exchange rules following the closing of the qualifying transaction, the Multiple Voting Shares into which the Class B Shares forming part of the Class B Units will be converted are not expected to be subject to escrow following the closing of the qualifying transaction, unless otherwise required by the Exchange.

The Founders have agreed pursuant to the Exchange Agreement and Undertaking, not to transfer any of its Founders’ Shares, Founders’ Warrants or any of its Class B Units (or any Class B Shares or Warrants forming part of the Class B Units) until after the closing of the qualifying transaction. In each case, permitted transfers, which will be exempt from the restrictions on transfer set forth in the Exchange Agreement and Undertaking, include: (i) transfers required due to the structuring of the qualifying transaction; or (ii) to Permitted Transferees.

Any Class A Restricted Voting Shares purchased by our Founders would not be subject to the restrictions set out in the Relinquishment Agreement or the Exchange Agreement and Undertaking.

Except for the voting right variations in respect of the election and/or removal of directors and auditors prior to the closing of a qualifying transaction, and with the exception of an extension of the Permitted Timeline and except as required by law, the voting rights of holders of Class B Shares will otherwise be identical to those applicable to the publicly held Class A Restricted Voting Shares.

Warrants

There are an aggregate of 29,989,500 Warrants outstanding (comprised of 20,125,000 Warrants forming part of the Class A Restricted Voting Units sold to the public, 54,500 Warrants forming part of the Class B Units sold to our Sponsor, and 9,810,000 Founders’ Warrants sold to our Sponsor).

All Warrants will become exercisable only commencing 65 days after the completion of our qualifying transaction. Each Warrant is exercisable to purchase one Class A Restricted Voting Share (and upon the closing of a qualifying transaction, each Warrant would represent the entitlement to purchase one Subordinate Voting Share) at a price of $11.50 per share, subject to adjustments. The Warrant Agreement provides that the exercise price and number of Subordinate Voting Shares issuable on exercise of the Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, Extraordinary Dividend or a recapitalization, reorganization, merger or consolidation. The Warrants will not, however, be adjusted for issuances of Subordinate Voting Shares, as applicable, at a price below their exercise price.

Once the Warrants become exercisable, we may:

(a)	accelerate the expiry date of the outstanding Warrants (excluding the Founders’ Warrants but only to the extent still held by our Sponsor at the date of public announcement of such acceleration and not transferred prior to the accelerated expiry date, due to the anticipated knowledge by our Sponsor of material undisclosed information which could limit their flexibility) by providing 30 days’ notice if, and only if, the closing share price of the Subordinate Voting Shares equals or exceeds $18.00 per Subordinate Voting Share (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like) for any 20 trading days within a 30-trading day period, in which case the expiry date shall be the date which is 30 days following the date on which such notice if provided; or

(b)	redeem the outstanding Warrants:

(i)	in whole and not in part;

(ii)	at a price equal to a number of Subordinate Voting Shares to be determined by reference to the table set forth below;

(iii)	upon a minimum of 30 days’ prior written notice of redemption; and

(iv)	if, and only if, the last reported sale price of the Subordinate Voting Shares or exceeds $10.00 per share (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which we send the notice of redemption to the holders of Warrants.

The numbers in the table below represent the “redemption prices,” or the number of Subordinate Voting Shares that a holder of Warrants will receive upon redemption by us pursuant to this redemption feature, based on the “fair market value” of the Subordinate Voting Shares on the corresponding redemption date, determined based on the average of the last reported sales price for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants, and the number of months that the corresponding redemption date precedes the expiration date of the Warrants, each as set forth in the table below.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a Warrant is adjusted as described above. The adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a Warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a Warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a Warrant.

	Fair Market Value of Subordinate Voting Share
Redemption Date (period to
expiration of Warrants)	$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	$18.00
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.365
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.365
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.365
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.365
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.365
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.364
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.364
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.364
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.364
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.364
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.364
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.364
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.364
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.363
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.363
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.363
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.362
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.362
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of Subordinate Voting Shares to be issued for each Warrant redeemed will be determined by a straightline interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the average last reported sale price of the Subordinate Voting Shares for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the Warrants is $13.50 per share, and at such time there are 38 months until the expiration of the Warrants, we may choose to, pursuant to this redemption feature, redeem the Warrants at a “redemption price” of 0.298 of a Subordinate Voting Share for each whole Warrant. Finally, as reflected in the table above, we can redeem the Warrants for no consideration in the event that the Warrants are “out of the money” (i.e. the trading price of the Subordinate Voting Shares is below the exercise price of the Warrants) and about to expire.

No fractional Subordinate Voting Shares will be issued upon redemption. If, upon redemption, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of Subordinate Voting Shares to be issued to the holder.

If we accelerate the expiry of the Warrants, our board will have the option to require all holders that wish to exercise Warrants to do so, in whole or in part at the discretion of the board, on a “cashless basis.” In determining whether to require all holders to exercise their Warrants, in whole or in part, on a “cashless basis,” our management will consider, among other factors, our cash position, the number of Warrants that are outstanding and the dilutive effect on our shareholders of issuing the maximum number of Subordinate Voting Shares issuable upon the exercise of the Warrants. A cashless exercise means the holder, in lieu of making a cash payment on exercise, will instead surrender its Warrants and receive the number of Subordinate Voting Shares that is equal to the quotient obtained by multiplying (i) the number of Subordinate Voting Shares for which the Warrant is being exercised by (ii) the difference, if positive, between the volume weighted average price of the Subordinate Voting Shares on the Exchange for the 20 trading days immediately prior to (but not including) the date of exercise of the Warrant and the exercise price in effect on the date immediately prior to (but not including) the date of exercise of the Warrant, and dividing such product by the volume weighted average price of the Subordinate Voting Shares on the Exchange for the 20 trading days immediately prior to (but not including) the date of exercise.

In the event that we accelerate the expiry date of the Warrants, the right to exercise will be forfeited unless the Warrants are exercised prior to the date specified in the notice of acceleration of the expiry date. On and after the accelerated expiry date, a record holder of a Warrant will have no further rights. Warrants may be exercised only for a whole number of shares. No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares to be issued to the Warrant holder.

The exercise of the Warrants by any holder in the United States, or that is a U.S. Person, may only be effected in compliance with an exemption from the registration requirements of the U.S. Securities Act and applicable State “blue sky” securities laws.

The Warrants held by our Founders or their Permitted Transferees may be exercised through cashless exercise. A cashless exercise permits the holder, in lieu of making a cash payment on exercise, to instead elect to surrender its Warrants and receive the number of Subordinate Voting Shares that is equal to the quotient obtained by multiplying (i) the number of Subordinate Voting Shares for which the Warrant is being exercised by (ii) the difference, if positive, between the volume weighted average price of the Subordinate Voting Shares on the Exchange for the 20 trading days immediately prior to (but not including) the date of exercise of the Warrant and the exercise price in effect on the date immediately prior to (but not including) the date of exercise of the Warrant, and dividing such product by the volume weighted average price of the Subordinate Voting Shares on the Exchange for the 20 trading days immediately prior to (but not including) the date of exercise.

In no event would the Warrants be entitled to escrow account proceeds. The Warrant holders do not have the rights or privileges of holders of shares and any voting rights until they exercise their Warrants and receive corresponding Subordinate Voting Shares. After the issuance of corresponding Subordinate Voting Shares upon exercise of the Warrants, each holder will be entitled to one vote for each Subordinate Voting Share held of record on all matters to be voted on by shareholders. On the exercise of any Warrant, the Warrant exercise price will be $11.50, subject to adjustments as described herein.

The Warrant Agent shall, on receipt of a written request of the Corporation or holders of not less than 25% of the aggregate number of Warrants then outstanding, convene a meeting of holders of Warrants upon at least 21 calendar days’ written notice to holders of Warrants. Every such meeting shall be held in Toronto, Ontario or at such other place as may be approved or determined by the Warrant Agent. A quorum at meetings of holders or Warrants shall be two persons present in person or represented by proxy holding or representing more than 20% of the aggregate number of Warrants then outstanding.

From time to time, the Corporation and the Warrant Agent, without the consent of the holders of Warrants, may amend or supplement the Warrant Agreement for certain purposes including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants. Any amendment or supplement to the Warrant Agreement that adversely affects the interests of the holders of Warrants may only be made by an “extraordinary resolution”, which is defined in the Warrant Agreement as a resolution either (i) passed at a meeting of the holders of Warrants by the affirmative vote of holders of Warrants representing not less than two-thirds of the aggregate number of the then outstanding Warrants represented at the meeting and voted on such resolution, or (ii) adopted by an instrument in writing signed by the holders of Warrants representing not less than two-thirds of the aggregate number of the then outstanding Warrants.

The Warrants will expire at 5:00 p.m. (Toronto time) on the day that is five years after the completion of our qualifying transaction or may expire earlier if a qualifying transaction does not occur within the Permitted Timeline or if the expiry date is accelerated, as described above.

Except for the ability to accelerate the expiry date of or redeem the outstanding Warrants (that excludes the Founders’ Warrants but only to the extent they are still held by our Sponsor at the date of public announcement of such acceleration and not transferred prior to the accelerated expiry date, due to the anticipated knowledge by our Sponsor of material undisclosed information which could limit their flexibility), and the Founders’ ability to exercise their Warrants on a cashless basis at their option, the Warrants forming part of the Class B Units and the Founders’ Warrants, in each case issued to our Sponsor, will be identical to the Warrants forming part of the Class A Restricted Voting Units. Our Founders have agree, pursuant to the Exchange Agreement and Undertaking, not to transfer any of its Founders’ Shares or Founders’ Warrants, as applicable, or any of its Class B Units (or any Class B Shares or Warrants forming part of the Class B Units), until after the closing of the qualifying transaction. In each case, permitted transfers, which will be exempt from the restrictions on transfer set forth in the Exchange Agreement and Undertaking, include: (i) transfers required due to the structuring of the qualifying transaction; or (ii) to Permitted Transferees.

Subordinate Voting Shares and Multiple Voting Shares

Upon the closing of our qualifying transaction, each Class A Restricted Voting Share would, unless previously redeemed, be automatically converted into one Subordinate Voting Share, and the Class B Shares will be automatically converted on a 100-for-1 basis into new Multiple Voting Shares. No Subordinate Voting Shares or Multiple Voting Shares will be issued prior to closing of the qualifying transaction.

Conversion Rights and Transfers

Issued and outstanding Multiple Voting Shares, including fractions thereof, may at any time, at the option of the holder, be converted into Subordinate Voting Shares at a ratio of 100 Subordinate Voting Shares per Multiple Voting Share with fractional Multiple Voting Shares convertible into Subordinate Voting Shares at the same ratio. Further, the Multiple Voting Shares will be automatically converted into Subordinate Voting Shares at a ratio of 100 Subordinate Voting Shares per Multiple Voting Share with fractional Multiple Voting Shares convertible into Subordinate Voting Shares at the same ratio on the date that is five years from the closing of the qualifying transaction, and the resulting issuer board shall not be entitled to issue any more Multiple Voting Shares under the articles of the Corporation thereafter. The Multiple Voting Shares are not transferrable without approval of the resulting issuer board except to Permitted Holders and in compliance with U.S. securities laws.

No fractional Subordinate Voting Shares will be issued on any conversion of any Multiple Voting Shares and any fractional Subordinate Voting Shares will be rounded down to the nearest whole number. For the purposes of the foregoing:

“Affiliate” means, with respect to any specified Person, any other Person which directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such specified Person.

“Permitted Holders” means (i) the initial holders of Multiple Voting Shares, as applicable, on closing of the qualifying transaction; (ii) any Affiliate or Person controlled, directly or indirectly, by one or more of the Persons referred to in clause (i) above, and (iii) with respect to the Multiple Voting Shares held by the Founders, the Founders and persons controlled by them.

“Person” means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company. A Person is “controlled” by another Person or other Persons if: (i) in the case of a company or other body corporate wherever or however incorporated: (A) securities entitled to vote in the election of directors carrying in the aggregate at least a majority of the votes for the election of directors and representing in the aggregate at least a majority of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other Person or Persons; and (B) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such company or other body corporate; or (ii) in the case of a Person that is not a company or other body corporate, at least a majority of the participating (equity) and voting interests of such Person are held, directly or indirectly, by or solely for the benefit of the other Person or Persons; and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.

Voting Rights

All holders of Multiple Voting Shares and Subordinate Voting Shares will be entitled to receive notice of any meeting of shareholders of the Corporation, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the BCBCA. A quorum for the transaction of business at a meeting of shareholders is present if shareholders who, together, hold not fewer than 25% of the votes attaching to the outstanding voting shares entitled to vote at the meeting are present in person or represented by proxy.

On all matters upon which holders of Multiple Voting Shares and Subordinate Voting Shares are entitled to vote:

1.	each Subordinate Voting Share is entitled to one vote per Subordinate Voting Share; and

2.	each Multiple Voting Share is entitled to 2,500 votes per Multiple Voting Share, and each fraction of a Multiple Voting Share is entitled to the number of votes calculated by multiplying the fraction by 2,500.

The number of votes represented by fractional Multiple Voting Shares will be rounded down to the nearest whole number. Unless a different majority is required by law or the articles of the Corporation, resolutions to be approved by holders of Subordinate Voting Shares and Multiple Voting Shares require approval by a simple majority of the total number of votes of all Subordinate Voting Shares and Multiple Voting Shares cast at a meeting of shareholders at which a quorum is present based on the voting entitlements of each class of shares described above.

Dividend Rights

Holders of Subordinate Voting Share and Multiple Voting Shares are entitled to receive dividends out of the assets available for the payment or distribution of dividends at such times and in such amount and form as the resulting issuer board may from time to time determine on the following basis, and otherwise without preference or distinction among or between the Subordinate Voting Share and Multiple Voting Shares: each Multiple Voting Share will be entitled to 100 times the amount paid or distributed per Subordinate Voting Share (including by way of share dividends, which holders of Multiple Voting Shares will receive in Multiple Voting Shares, unless otherwise determined by the resulting issuer board) and each fraction of a Multiple Voting Share will be entitled to the applicable fraction thereof. See “Conversion Rights and Transfers” above.

Liquidation Rights

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Subordinate Voting Share and Multiple Voting Shares will be entitled to receive all of the Corporation’s assets remaining after payment of all debts and other liabilities on the basis that each Multiple Voting Share will be entitled to 100 times the amount distributed per Subordinate Voting Share (and each fraction of a Multiple Voting Share will be entitled to the amount calculated by multiplying the fraction by the amount otherwise payable in respect of a whole Multiple Voting Share), and otherwise without preference or distinction among or between the shares. See “Conversion Rights and Transfers” above. Pre-emptive and Redemption Rights

Holders of Subordinate Voting Share and Multiple Voting Shares will not have any pre-emptive or redemption rights. No subdivision or consolidation of any class of Subordinate Voting Shares or Multiple Voting Shares may be effected unless, at the same time, the Subordinate Voting Shares and Multiple Voting Shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis, so as to preserve the relative rights of the holders of each class of shares.

Certain Amendments

In addition to any other voting right or power to which the holders of Subordinate Voting Shares and Multiple Voting Shares shall be entitled by law or regulation or other provisions of the articles of the Corporation from time to time in effect, but subject to the provisions of the articles of the Corporation, holders of Subordinate Voting Shares and Multiple Voting Shares shall each be entitled to vote separately as a class, in addition to any other vote of shareholders that may be required, in respect of any alteration, repeal or amendment of the Corporation’s articles which would adversely affect the rights or special rights of the holders of Subordinate Voting Shares or Multiple Voting Shares, as applicable, or which would affect the rights of the holders of the Subordinate Voting Shares and the holders of Multiple Voting Shares differently, on a per share basis.

Pursuant to the articles of the Corporation, holders of Subordinate Voting Shares and Multiple Voting Shares will be treated equally and identically, on a per share basis, in certain change of control transactions that require approval of the Corporation’s shareholders under the BCBCA, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of the Subordinate Voting Shares and Multiple Voting Shares, each voting separately as a class.

Issuance of Additional Multiple Voting Shares

The Corporation may issue additional Multiple Voting Shares upon the approval of the board of directors. Approval is not required in connection with a subdivision or consolidation on a pro rata basis as between the Subordinate Voting Shares and the Multiple Voting Shares.

Coattail Agreement

Under applicable Canadian law, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares. In accordance with the rules applicable to most senior issuers in Canada, in the event of a take-over bid, the holders of Subordinate Voting Shares would be entitled to participate on an equal footing with holders of Multiple Voting Shares. The owners of all the outstanding Multiple Voting Shares would enter into a customary coattail agreement with the Corporation and a trustee (the “Coattail Agreement”). The Coattail Agreement would contain provisions customary for dual class, listed corporations designed to prevent transactions that otherwise would deprive the holders of Subordinate Voting Shares of rights under applicable provincial take-over bid legislation to which they would have been entitled if the Multiple Voting Shares had been Subordinate Voting Shares. The undertakings in the Coattail Agreement would not apply to prevent a sale by any holder of Multiple Voting Shares if concurrently an offer is made to purchase Subordinate Voting Shares that:

(a)	offers a price per Subordinate Voting Share in the same form of consideration and at least as high as the highest price per share paid pursuant to the take-over bid for the Multiple Voting Shares (on an as-converted basis to Subordinate Voting Shares);

(b)	provides that the percentage of outstanding Subordinate Voting Shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of Multiple Voting Shares to be sold (exclusive of Multiple Voting Shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror);

(c)	has no condition attached other than the right not to take up and pay for Subordinate Voting Shares or Multiple Voting Shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares; and

(d)	is in all other material respects identical to the offer for Multiple Voting Shares.

In addition, the Coattail Agreement would not prevent the transfer of Multiple Voting Shares by a holder to Permitted Holders. The conversion of Multiple Voting Shares into Subordinate Voting Shares would not constitute a disposition of Multiple Voting Shares for the purposes of the Coattail Agreement.

Under the Coattail Agreement, any disposition of Multiple Voting Shares (including a transfer to a pledgee as security) by a holder of Multiple Voting Shares party to the agreement would be conditional upon the transferee or pledgee abiding by the terms of the Coattail Agreement. The Coattail Agreement would contain provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the Subordinate Voting Shares. The obligation of the trustee to take such action would be conditional on the Corporation or holders of the Subordinate Voting Shares providing such funds and indemnity as the trustee may require. No holder of Subordinate Voting Shares would have the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Subordinate Voting Shares, and reasonable funds and indemnity have been provided to the trustee. the Corporation would agree to pay the reasonable costs of any action that may be taken in good faith by holders of Subordinate Voting Shares pursuant to the Coattail Agreement.

The Coattail Agreement would provide that it may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained:

(a)	the consent of the applicable securities regulatory authority in Canada; and

(b)	the approval of at least 66 2/3% of the votes cast by holders of Subordinate Voting Shares, excluding votes attached to Subordinate Voting Shares, if any, held by the holders of Multiple Voting Shares, their affiliates and any persons who have an agreement to purchase Multiple Voting Shares on terms which would constitute a sale or disposition for purposes of the Coattail Agreement other than as permitted thereby.

No provision of the Coattail Agreement would limit the rights of any holders of Subordinate Voting Shares under applicable law. A detailed description of the Multiple Voting Share / Subordinate Voting Share structure, as well as the terms of the Coattail Agreement, will be included in the Corporation’s QT Prospectus.

Compliance Provisions

The Corporation’s notice of articles and articles facilitate compliance with applicable regulatory and/or licensing regulations. In particular, the articles contain certain provisions (the “Compliance Provisions”), including a combination of certain remedies such as an automatic suspension of voting and/or dividend rights, a discretionary right to force a share transfer to a third party and/or a discretionary redemption right in favour of the Corporation, in each case to seek to ensure that the Corporation and its subsidiaries are able to comply with applicable regulatory and licensing regulations. The purpose of the Compliance Provisions is to provide the Corporation with a means of protecting itself from having a shareholder, or as determined by the resulting issuer board, a group of shareholders acting jointly or in concert, with an ownership interest of, whether of record or beneficially (or having the power to exercise control or direction over) (“Owning or Controlling”), five percent (5%) or more of the issued and outstanding shares of the Corporation, or such other number as is determined by the resulting issuer board from time to time, and (i) who a governmental authority granting licenses to, or otherwise governing the operations of, the Corporation or its subsidiaries has determined to be unsuitable to own Subordinate Voting Shares and/or Multiple Voting Shares, as applicable; (ii) whose ownership of Subordinate Voting Shares and/or Multiple Voting Shares, as applicable, may reasonably result in the loss, suspension or revocation (or similar action) with respect to any licenses or permits relating to the Corporation’s or its subsidiaries’ conduct of business (being the conduct of any activities relating to the cultivation, manufacturing and dispensing of cannabis and cannabis-derived products in the United States, which include the owning and operating of cannabis licenses) or in the Corporation being unable to obtain any new licenses or permits in the normal course, all as determined by the resulting issuer board; or (iii) who have not been determined by the applicable regulatory authority to be an acceptable person or otherwise have not received the requisite consent of such regulatory authority to own the Subordinate Voting Shares and/or Multiple Voting Shares, as applicable, in each case within a reasonable time period acceptable to the resulting issuer board or prior to acquiring any Subordinate Voting Shares and/or Multiple Voting Shares, as applicable (in each case, an “Unsuitable Person”). The ownership restrictions in the Corporation’s notice of articles and articles are also subject to an exemption for applicable depositaries and clearing houses as well as underwriters (as defined in the Securities Act (Ontario)) in the course of a distribution of securities of the Corporation.

Notwithstanding the foregoing, the Compliance Provisions provide that any shareholder (or group of shareholders acting jointly or in concert) proposing to own or control five percent (5%) or more of the issued and outstanding shares of the Corporation (or such other number as is determined by the resulting issuer board from time to time) will be required to provide not less than 30 days’ advance written notice to the Corporation by mail sent to the Corporation’s registered office to the attention of the Corporate Secretary and to obtain all necessary regulatory approvals. Upon any such shareholder(s) Owning or Controlling five percent (5%) or more of the issued and outstanding shares of the Corporation (or such other number as is determined by the resulting issuer board from time to time), and having not received the requisite approval of any applicable regulatory authority to own the Subordinate Voting Shares and/or Multiple Voting Shares, as applicable, the Compliance Provisions provide: (i) that such shareholder(s) may, in the discretion of the resulting issuer board, be prohibited from exercising any voting rights and/or receiving any dividends from the Corporation, unless and until all requisite regulatory approvals are obtained; and (ii) the Corporation with a right, but not the obligation, at its option, upon notice to the Unsuitable Person, to: (A) redeem any or all Subordinate Voting Shares and/or Multiple Voting Shares, as applicable, directly or indirectly held by an Unsuitable Person; and/or (B) forcibly transfer any or all Subordinate Voting Shares and/or Multiple Voting Shares, as applicable, directly or indirectly held directly or indirectly by an Unsuitable Person to a third party. Such rights are required in order for the Corporation to comply with regulations in various jurisdictions where the Corporation or its subsidiaries conduct business or are expected to conduct business.

Upon receipt by the holder of a notice to redeem or to transfer any or all of its Subordinate Voting Shares and/or Multiple Voting Shares, the holder will be entitled to receive, as consideration therefor, no less than 95% of the lesser of: (i) the closing price of the Subordinate Voting Shares on the Exchange (or the then principal exchange on which the Corporation’s securities are quoted for trading) on the trading day immediately prior to the closing of the redemption or transfer (or the average of the last bid and last asking prices if there was no trading on the specified date); and (ii) the five-day volume weighted average price of the Subordinate Voting Shares on the Exchange (or the then principal exchange on which the Corporation’s securities are quoted for trading) for the five trading days immediately prior to the closing of the redemption or transfer (or the average of the last bid and last asking prices if there was no trading on the specified dates).

Further, a holder of the Subordinate Voting Shares and/or Multiple Voting Shares, as applicable, will be prohibited from acquiring five percent (5%) or more of the issued and outstanding shares of the Corporation, directly or indirectly, in one or more transactions, without providing 30 days’ advance written notice to the Corporation by mail sent to the Corporation’s registered office to the attention of the Corporate Secretary. The foregoing restriction will not apply to the ownership, acquisition or disposition of Subordinate Voting Shares and/or Multiple Voting Shares, as applicable, as a result of: (i) transfer of Subordinate Voting Shares and/or Multiple Voting Shares, as applicable, occurring by operation of law including, inter alia, the transfer of Subordinate Voting Shares and/or Multiple Voting Shares, as applicable, to a trustee in bankruptcy, (ii) an acquisition or proposed acquisition by one or more underwriters who hold Subordinate Voting Shares and/or Multiple Voting Shares, as applicable, for the purposes of distribution to the public or for the benefit of a third party provided that such third party is in compliance with the foregoing restriction, or (iii) conversion, exchange or exercise of securities issued by the Corporation or a subsidiary into or for Subordinate Voting Shares and/or Multiple Voting Shares, as applicable, in accordance with their respective terms. If the resulting issuer board reasonably believes that any such holder of the Subordinate Voting Shares may have failed to comply with the foregoing restrictions, the Corporation may apply to the Supreme Court of British Columbia, or any other court of competent jurisdiction, for an order directing that such shareholder disclose the number of Subordinate Voting Shares and/or Multiple Voting Shares, as applicable, directly or indirectly held.

Notwithstanding the adoption of the Compliance Provisions, the Corporation may not be able to exercise such rights in full or at all, including its redemption rights. Under the BCBCA, a corporation may not make any payment to redeem shares if there are reasonable grounds for believing that the Corporation is unable to pay its liabilities as they become due in the ordinary course of its business or if making the payment of the redemption price or providing the consideration would cause the Corporation to be unable to pay its liabilities as they become due in the ordinary course of its business. Furthermore, the Corporation may become subject to contractual restrictions on its ability to redeem its Subordinate Voting Shares and/or Multiple Voting Shares, as applicable, by, for example, entering into a secured credit facility subject to such restrictions. In the event that restrictions prohibit the Corporation from exercising its redemption rights in part or in full, the Corporation will not be able to exercise its redemption rights absent a waiver of such restrictions, which the Corporation may not be able to obtain on acceptable terms or at all.

Advance Notice Provisions

The Corporation has included certain advance notice provisions with respect to the election of its directors in its articles (the “Advance Notice Provisions”). The Advance Notice Provisions are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (ii) ensure that all shareholders receive adequate notice of director nominations to the board of directors and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. Only persons who are nominated by shareholders in accordance with the Advance Notice Provisions will be eligible for election as directors at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors.

Under the Advance Notice Provisions, a shareholder wishing to nominate a director would be required to provide the Corporation, in the prescribed form, within the prescribed time periods. These time periods include, (i) in the case of an annual meeting of shareholders (including annual and special meetings), not fewer than 30 days prior to the date of the annual meeting of shareholders; provided, that if the first public announcement of the date (the “Notice Date”) of the annual meeting of shareholders is less than 50 days before the meeting date, not later than the close of business on the 15th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the Notice Date, provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described above, and the Notice Date in respect of the meeting is not fewer than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting.

Make Whole Covenants

Although we will seek to have all vendors, service providers (other than our auditors), prospective qualifying business targets or other entities with which we do business, execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the escrow account for the benefit of holders of our Class A Restricted Voting Shares, there is no guarantee that they will execute such agreements or that, even if they execute such agreements, they would be prevented from bringing claims against the Corporation (including amounts held in the escrow account) including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the escrow account. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the escrow account for any reason.

In order to protect the amounts held in the escrow account, pursuant to the Make Whole Agreement and Undertaking, our Sponsor has agreed that, (A) in the event of the liquidation of the escrow account upon the occurrence of the automatic redemption by the Corporation of the Class A Restricted Voting Shares resulting from the inability of the Corporation to complete a qualifying transaction within the Permitted Timeline, or on a Winding-Up, or (B) in the event of an extension to the Permitted Timeline or the completion of a qualifying transaction, it will be liable to us if and to the extent any claims by any third party (other than our auditors) for services rendered or products sold to us, or a prospective qualifying transaction target with which we have entered into, or discussed entering into a transaction agreement, reduce the amount of funds in the escrow account to below the lesser of (i) $10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations, recapitalizations and the like) per Class A Restricted Voting Share, or (ii) such lesser amount per Class A Restricted Voting Share held in the escrow account as of the date of the full or partial liquidation of the escrow account, as applicable, due to reductions in value of the assets held in escrow (other than due to the failure to obtain waivers from such third parties), in the case of both (i) and (ii), less the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the escrow account, and except as to any claims under our indemnity of the Underwriter against certain liabilities.

We cannot assure investors, however, that our Sponsor would be able to satisfy those obligations. In the event that an executed waiver is deemed to be unenforceable against a third party, our Sponsor will not be responsible to the extent of any liability for such third party claims. We have not independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and, therefore, our Sponsor may not be able to satisfy those obligations. We have not asked our Sponsor to reserve for such eventuality. We believe the likelihood of our Sponsor having to indemnify us as a result of third party claims is limited because we will endeavor to have all vendors and prospective qualifying transaction targets as well as other entities execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the escrow account. None of our directors or officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective qualifying transaction targets.

In the event of an extension to the Permitted Timeline, an automatic redemption, or a Winding-Up, whereby the taxes payable pursuant to Part VI.1 of the Tax Act would cause the amounts paid per share from the escrow account to redeeming holders of Class A Restricted Voting Shares to be less than the initial $10.00 invested (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations, recapitalizations and the like), our Sponsor will, pursuant to the Make Whole Agreement and Undertaking, be liable to the Corporation for an amount required in order for the Corporation to be able to pay $10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations, recapitalizations and the like) per Class A Restricted Voting Share to redeeming holders of Class A Restricted Voting Shares (but in no event more than the Part VI.1 taxes that would be owing by the Corporation where the amount paid to redeem each applicable Class A Restricted Voting Share would be $10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations, recapitalizations and the like) per Class A Restricted Voting Share). Other than as described herein, our Sponsor will not be liable to the Corporation for any other reductions to the escrow account that would cause the Corporation to pay less than $10.00 per Class A Restricted Voting Share to redeeming holders, including any amount on account of non-resident withholding tax applicable to any deemed dividends that arise on any redemptions.

Our Sponsor is permitted to make direct payments or contributions to the escrow account in the manner it determines, for indemnity purposes or otherwise.

In the event that our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors, in exercising their business judgment, may choose not to do so in any particular instance. Accordingly, we cannot assure investors that due to claims of creditors, the actual value of the per share redemption price will not be substantially less than $10.00 per Class A Restricted Voting Share.

DIVIDEND POLICY

We have not paid any cash dividends on our shares to date. Class A Restricted Voting Shares and Class B Shares would be entitled to dividends on an equal per share basis, if, as and when declared by the board of directors of the Corporation. However, we do not intend to declare or pay any cash dividends prior to the completion of our qualifying transaction. The payment of cash dividends in the future following the completion of our qualifying transaction will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition and will be at the discretion of our existing board of directors at that time.

MARKET FOR SECURITIES

Trading Price and Volume

On May 13, 2019, the Corporation’s Class A Restricted Voting Units commenced trading on the Exchange under the symbol “BRND.UN”. As of June 24, 2019, the Class A Restricted Voting Units are no longer trading, however, the Class A Restricted Voting Shares and the Warrants comprising of the Class A Restricted Voting Units are trading under the symbols “BRND.A” and “BRND.WT”, respectively.

The following is a monthly summary of trading in the Class A Restricted Voting Shares and Warrants:

Class A Restricted Voting Shares

			Total volume by month
Month	High price	Low price	(number of shares)
June 2019 (24-30)	10.05	9.75	318,105
July 2019	9.90	9.56	2,091,944
August 2019	9.80	9.60	1,533,654
September 2019	9.70	9.50	1,862,450
October 2019	9.69	9.52	1,351,700
November 2019	9.74	9.60	678,106
December 2019	10.08	9.65	1,236,600
January 2020	9.90	9.70	278,724
February 2020	9.89	9.66	1,697,765

Warrants

			Total volume by month
Month	High price	Low price	(number of shares)
June 2019 (24-30)	1.75	1.30	723,251
July 2019	1.39	1.01	951,365
August 2019	1.20	0.84	439,279
September 2019	0.80	0.61	775,360
October 2019	0.90	0.40	517,392
November 2019	0.94	0.55	176,084
December 2019	0.80	0.58	171,563
January 2020	1.20	0.75	93,795
February 2020	1.10	0.75	45,554

Prior Sales

In connection with the organization of the Corporation, the Corporation issued one Class B Share to the Sponsor on April 16, 2019 (the “Incorporation Share”) at a price of $10.00 per share. Prior to the IPO Closing, the Corporation issued 10,089,750 Class B Shares to the Founders as follows:

Date	Number of Class B Shares	Issue price per Class B Share	Aggregate issue price
May 10, 2019	10,089,750	$0.0025	$25,000

In connection with the IPO Closing, the Corporation issued 109,000 Class B Units and 9,810,000 Founders’ Warrants to the Sponsor as follows:

	Number of Class B	Issue price per	Number of underlying Class B	Number of underlying
Date	Units	Class B Unit	Shares	Warrants
May 13, 2019	109,000	$10.00	109,000	54,500

Date	Number of Founders’ Warrants	Issue price per Founders’ Unit	Number of Subordinate Voting Shares on exercise of the Warrants
May 13, 2019	9,810,000	$1.00	9,810,000

ESCROWED SECURITIES AND SECURITIES

SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER Number of securities that are

Designation of Class      restriction on transfer      as at December 31, 2019

	subject to a contractual	Percentage of class
Class B Shares(1)	10,198,751	100%
Warrants(1)	29,989,500	100%

__________ Notes:

(1) Each of our Founders has agreed pursuant to the Exchange Agreement and Undertaking, not to transfer any of its Founders’ Shares, Founders’ Warrants or any of its Class B Units (or any Class B Shares or Warrants forming part of the Class B Units), as applicable, until after the closing of the qualifying transaction. In each case, transfers required due to the structuring of the qualifying transaction, would be exempt, in which case such restriction would apply to the securities received in connection with the qualifying transaction.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

The Corporation is authorized to issue an unlimited number of Class A Restricted Voting Shares, an unlimited number of Class B Shares, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares, each without nominal or par value. The Founders hold 10,089,751 Class B Shares (representing the Incorporation Share and the Founders’ Shares), 109,000 Class B Units and 9,810,000 Founders’ Warrants, as applicable.

The following table discloses the names of the persons or companies who, to the knowledge of the Corporation, as of the date hereof, beneficially owned, or controlled or directed, directly or indirectly, more than 10% of any class or series of the voting securities of the Corporation:

Name	Number of Class A Restricted Voting Shares	Percentage of Class A Restricted Voting Shares (%)	Number of Class B Shares, including Class B Shares underlying the Class B Units	Percentage of Class B Shares (%)
Mercer Park CB II, L.P.	-	-	10,178,751	99.8%

DIRECTORS AND OFFICERS

Name, Address, Occupation and Securities Holding

The following are the names and municipalities of residence of our current directors and officers, their positions and offices with the Corporation and corresponding start dates, and their principal occupations during the last five years.

Name and municipality of residence	Office held with the Corporation	Director or Officer Since	Present principal occupation and positions held(2)	Number of Securities of Corporation Beneficially Owned or Controlled
Jonathan Sandelman(1) (2) New York, NY	Chairman and Director	April 16, 2019	Chief Executive Officer, Mercer Park, L.P.	10,178,751 Class B Shares 9,810,000 Warrants
Louis Karger(1) Needham, MA	Chief Executive Officer	April 16, 2019	Founder and Manager, Panther Properties Management LLC, Panther Residential Management LLC	Nil
Carmelo Marrelli(1) Woodbridge, ON	Chief Financial Officer and Corporate Secretary	April 16, 2019	Chartered Professional Accountant and President, Marrelli Support Services Inc.	Nil
Charles Miles(1) (2) Brooklyn, NY	Director	April 16, 2019	Consultant, Recapture Partners	10,000 Class B Shares
Sean Goodrich (1) (2) New York, NY	Director	April 16, 2019	Chief Executive Officer and Co-Founder of American Family of Brands	10,000 Class B Shares

Notes:

(1)	Each of the persons has held these positions for five years.
(2)	Audit Committee member.

As of the date hereof, the officers and directors of the Corporation hold, whether directly or indirectly, 40,000 Class A Restricted Voting Shares and 10,198,751 Class B Shares, representing 100% of the Class B Shares.

The following are brief biographies of the directors and officers of the Corporation.

Directors

Jonathan Sandelman

Jonathan (Jon) Sandelman is the Chief Executive Officer of Mercer Park, L.P., the parent of the Sponsor. Prior to this role, he was Chief Executive Officer and Chief Investment Officer of Sandelman Partners, LP. Previously, he was the President of Banc of America Securities and former Head of Debt and Equities at Banc of America Securities. While at Banc of America Securities, he served as a member of the Corporation’s Operating Committee, Banc of America Securities Leadership Committee and The Global Corporate and Investment Banking Compensation Committee. As Head of Debt and Equities, Mr. Sandelman was responsible for all of market risk and the strategic direction of the firm’s trading, distribution and new products development efforts. He oversaw the firm’s capital markets function in coordination with the head of banking. Mr. Sandelman began his career with Banc of America Securities in 1998 as head of the Equity Financial Products business, and he became head of Equities in 2002. He was appointed President of Banc of America Securities in early 2004. Prior to joining Banc of America, he was deputy head of Global Equities and Managing Director of equity derivatives and proprietary trading at Salomon Brothers and a member of the firm’s Risk Management Committee and Compensation Committee. Mr. Sandelman has been honored with Risk Magazine’s prestigious “Derivative Superstar” award and Derivative Magazine’s “Derivative Person of the Year.” Mr. Sandelman earned a Bachelor of Science (BS) from Adelphi University and earned his law degree (Juris Doctor) from Cardozo School of Law.

Charles Miles

Charles (Charlie) Miles is a Managing Director at Recapture Partners, which is a venture capital company that advises, invests and raises money in early stage Fintech companies. Prior to this role, he worked at Bloomberg LLP as an equity option trader. Prior to his tenure at Bloomberg, he was a volatility arbitrage hedge fund portfolio manager and Managing Director at Deutsche Bank. He also was a portfolio manager at Del Mar Asset Management, and started his own hedge fund, Claris Capital Management. He began his career at Salomon Brothers, where he was involved in equity research, quantitative portfolio management and equity derivatives sales and management. As a Managing Director at Salomon Brothers and Citibank, he ran one of the most successful equity derivatives sales teams on Wall Street during a time of unprecedented growth in the product. Mr. Miles received his Bachelor of Arts in Economics and Political Science from Middlebury College.

Sean Goodrich

Sean Goodrich is the Chief Executive Officer and Co-Founder of American Family of Brands, which is an IP holding company and brand incubator with a focus in the cannabis space. He is also the Founder and President of Main Street Hospitality, which owns Wild Palms Pizza in partnership with Hyatt Hotels. Mr. Goodrich was instrumental in the restructuring and ownership of Noma Restaurant in Copenhagen, Denmark, which is consistently ranked one of the best restaurants in the world. Mr. Goodrich began his career at Cantor Fitzgerald where he served many roles, including as Head of U.S. Equities.

Officers

Louis Karger, Chief Executive Officer

Louis Karger is the sole Manager and Founder of Panther Residential Investments LLC and Panther Residential Management LLC. Both companies focus on the acquisition, development, management and sale of multi-family apartment properties in the Southeast United States. Panther Residential Investments LLC also serves as the Manager of many affiliated real estate entities (collectively with Panther Residential Investments LLC and Panther Residential Management LLC, the “PRM Group Companies”). Mr. Karger is responsible for the overall direction, vision and leadership of the PRM Group Companies with a focus on investment strategies, capital and debt financings, and determining new development objectives. In addition, he oversees the PRM Group Companies’ day-to-day operations and the execution of its overall business, management and development strategy. To date, the PRM Group Companies has acquired over 7,000 residential apartment units with a total transaction value of approximately $1.4 billion. Mr. Karger is also a Director of Cannabis Strategies Acquisition Corp (“CSAC”), and a Director and the Treasurer of Sira Naturals, Inc. and is a Co-Founder of (i) Compass Realty Associates, LLC, a private equity real estate firm that owns and manages approximately one million square feet of property throughout the New England region, and (ii) Compass Realty Partners, LLC, a roughly $100 million real estate investment fund. Mr. Karger holds a Bachelor of Science degree from the Boston University School of Hospitality Administration.

Carmelo Marrelli, Chief Financial Officer and Corporate Secretary

Carmelo Marrelli is the principal of Marrelli Support Services Inc., a firm that has delivered accounting and regulatory compliance services to listed companies on various exchanges for over twenty years. In addition, Mr. Marrelli also controls DSA Corporate Services Inc., a firm providing corporate secretarial and regulatory filing services. Mr. Marrelli is a Chartered Professional Accountant (CPA, CA, CGA), and a member of the Institute of Chartered Secretaries and Administrators, a professional body that certifies corporate secretaries. He received a Bachelor of Commerce degree from the University of Toronto.

Indemnification and Insurance

The Corporation maintains a director and officer insurance program to limit the Corporation’s exposure to claims against, and to protect, its directors and officers. In addition, the Corporation has entered into indemnification agreements with each of its directors and officers. The indemnification agreements generally require that the Corporation indemnify and hold the indemnitees harmless to the greatest extent permitted by law for liabilities arising out of the indemnitees’ service to the Corporation as directors and officers, provided that the indemnitees acted honestly and in good faith and in a manner the indemnitees reasonably believed to be in, or not opposed to, the Corporation’s best interests and, with respect to criminal and administrative actions or proceedings that are enforced by monetary penalty, the indemnitees had no reasonable grounds to believe that his or her conduct was unlawful. The indemnification agreements also provide for the advancement of defence expenses to the indemnitees by the Corporation. Statutory indemnification rights also apply. The funds in the escrow account will not be accessible to cover any of the foregoing indemnities.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of our directors and officers is, or within 10 years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Corporation) that (i) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or officer was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of our directors and officers (i) is, or within 10 years prior to the date hereof has been, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

Except for the following, none of our directors and officers has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to invest in the Corporation.

In August 2013, litigation was commenced against Inspiration Mining Corporation, Nitinat Minerals Corp., and certain present and past directors and officers of the companies, including Mr. Marrelli, the Chief Financial Officer of Nitinat Minerals at the time, in the Superior Court of Justice in Toronto. Certain shareholders of Nitinat Minerals Corp. alleged that there had been certain misrepresentations made (although misrepresentation was not alleged as a cause of action) and that certain actions were oppressive and caused undue prejudice and disregarded the interests of the plaintiffs in Inspiration Mining Corporation. The defendants denied the plaintiffs’ claims and filed a Statement of Defense in May 2016. The claim of one shareholder was dismissed in April 2016. On June 28, 2017, the five remaining plaintiffs settled with the defendants. The proceeds of the settlement were funded entirely by a policy of insurance, and there was no admission of liability as part of the settlement.

On February 17, 2017, a purported shareholder of SITO Mobile Ltd. (“SITO”), commenced a class action against SITO and certain former officers and directors, in the United States District Court for the District of New Jersey, alleging violations of the Securities Exchange Act of 1934 and SEC regulations promulgated thereunder. On June 22, 2017, after being appointed lead plaintiffs, Red Oak Fund, L.P. and certain affiliated funds filed an amended complaint adding defendant Jonathan Sandelman, along with the other directors and officers who signed the registration statement and supplement for the September 16, 2016 offering of SITO stock, alleging violations of the Securities Exchange Act of 1934 and SEC regulations promulgated thereunder, and the U.S. Securities Act, claiming that the registration statement and prospectus failed to contain certain material facts about SITO’s business, and that other statements made between August 15, 2016 and January 2, 2017, were materially false or misleading. On September 1, 2017, defendants moved to dismiss the amended complaint. That motion is pending. Discovery has not commenced and no trial date is set in this action.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors, officers or employees of the Corporation, and none of their associates, is or has, at any time since the beginning of the Corporation’s most recently completed fiscal year, been indebted to the Corporation. Additionally, the Corporation has not provided any guarantee, support agreement, letter of credit or other similar agreement or understanding in respect of any indebtedness of any such person to any person or entity, except for routine indebtedness as defined under applicable securities legislation.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, except as otherwise disclosed elsewhere in this AIF, no director or executive officer of the Corporation, no person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, directly or indirectly, more than 10% of the outstanding voting securities of the Corporation, and no associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any transaction since inception of the Corporation (up to the date hereof) that has materially affected or is reasonably expected to materially affect the Corporation.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Board of Directors

All directors are elected on an annual basis, and unless re-elected, the term of office of the directors will expire at each annual meeting of shareholders. The board of directors is comprised of three directors, two of whom are independent. Pursuant to NI 52-110, as amended from time to time, an independent director is one who is free from any direct or indirect relationship which could, in the view of the board of directors, be reasonably expected to interfere with a director’s exercise of independent judgment.

The officers, advisors and directors will devote such time and expertise as is required by us. Time actually spent may vary according to our needs.

Conflicts of Interest

The following potential conflicts of interest or differences in incentives, among others, to which some of our directors and officers will or may be subject in connection with our operations:

•	None of our officers and directors is required to commit their full time to our affairs and, accordingly, they may be susceptible to conflicts of interest in allocating their time among various business activities.

•	In the course of their other business activities, our officers and directors may owe similar or other duties, and may have obligations, to other entities or pursuant to other outside business arrangements, including seeking and presenting investment and business opportunities. Our officers and directors are not required to present investment and business opportunities to the Corporation in priority to other entities with which they are affiliated or to which they owe duties. In particular, certain of our officers and directors and certain employees of Mercer Park, L.P. have fiduciary and contractual duties to CSAC, of which Jonathan Sandelman is the Chief Executive Officer. Accordingly, acquisition opportunities suitable for us may be required to be presented to CSAC. In addition, the Corporation intends to undertake to renounce its interest in any excluded opportunity and enter into the Strategic Opportunities Agreement with CSAC and Mercer Park, L.P., the parent of our Sponsor and the sponsor of CSAC, regarding the allocation of corporate opportunities by granting rights of first refusal to CSAC.

•	Our officers and directors may in the future become affiliated with entities, including other special purpose acquisition corporations, engaged in business activities similar to those intended to be conducted by the Corporation.

•	Unless we consummate our initial qualifying transaction, our Sponsor, officers, directors or special advisors, or their respective affiliates or our affiliates, will not receive reimbursement for any out-ofpocket expenses incurred by them to the extent that such expenses exceed the amount of proceeds not deposited in the escrow account.

Subject to the following, in no event our Founders or any of our officers or directors be paid any fees or other compensation (for greater certainty, excluding reimbursement of expenses), including finder’s fees, consulting fees or other compensation on the closing of our qualifying transaction for services rendered in order to effect a qualifying transaction, except that members of our board of directors who are not employees of the Corporation or our Sponsor may receive finder’s fees if such fees are expressly approved by a majority of our unconflicted directors, being the other directors who do not have a conflict of interest in respect of the proposed acquisition, and subject to any required Exchange consent. The material terms of such finder’s fee or similar compensation would be disclosed in our prospectus related to the qualifying acquisition, or otherwise publicly disclosed, including, as applicable, the fees payable, the payor of such finder’s fee or similar compensation, the basis for payment and a description of the services provided by the independent director in exchange for the compensation.

We have no present intention to enter into a qualifying transaction with a target business that is affiliated with any of our Sponsor, officers or directors; however, we are not prohibited from pursuing a qualifying transaction with a company that is affiliated with any of our Sponsor, officers or directors. In the event we seek to complete our qualifying transaction with a company that is affiliated with any of our Sponsor, officers or directors, in addition to any requirements imposed by applicable law, we may be required to seek shareholder approval of such qualifying transaction and in connection therewith we, or a committee of independent directors, may be required to obtain an opinion from a qualified person concluding that our qualifying transaction is fair to us or our shareholders from a financial point of view. In addition, if the qualifying transaction involves a related party, the transaction may be subject to the minority shareholder protections of MI 61-101, which would, in certain circumstances, require approval by minority shareholders and/or an independent valuation. The Exchange may also impose additional requirements in such circumstances. Further, pursuant to the requirements of the BCBCA in this respect, officers and directors will be required to recuse themselves from our consideration of a potential acquisition involving a conflict of interest.

Allocation of Opportunities

The Corporation intends to undertake to renounce, to the maximum extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An “Excluded Opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, any director or officer of the Corporation (or any of its subsidiaries) who is also a director or officer of another company or corporation (or of any subsidiaries thereof) (collectively, “Covered Persons”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a director or officer of the Corporation or a subsidiary thereof.

The Corporation entered into the Strategic Opportunities Agreement with CSAC and Mercer Park, L.P. the parent of our Sponsor and the sponsor of CSAC, regarding the allocation of corporate opportunities by granting rights of first refusal in an established order to the parties thereto for certain corporate opportunities involving businesses with a value, in the opinion of the Sponsor, of more than US$20 million, that are in alignment with either the Corporation’s priority business focus (being cannabis-related brands, trade marks and/or service marks and ancillary businesses) or CSAC’s priority business focus (being cultivation, manufacturing, wholesale, retail operations and/or licenses in respect of cannabis, not mainly attributable to brand value). For greater certainty, the rights of first refusal are not intended to apply to: (i) acquisition opportunities with respect to businesses with a value, in the opinion of the Sponsor, of less than US$20 million; or (ii) acquisition opportunities in respect of non-controlling interests.

Audit Committee

The Corporation’s Audit Committee is composed of Sean Goodrich (as Chair), Charles Miles and Jonathan Sandelman, the majority of whom are independent. Each of them is financially literate. The Corporation has relied on the exemption under 3.2(2) of National Instrument 52-110 – Audit Committees from the requirement that all members of the Audit Committee be independent, which is available to the Corporation for one year from the date of receipt of the IPO Prospectus, provided that the majority of the Audit Committee members are independent. The relevant education and experience of each member of the Audit Committee is described as part of their respective biographies above under “Directors and Officers – Name, Address, Occupation and Securities Holding”.

The board of directors has determined that the exemption in Section 3.2(2) of NI 52-110 is available and has determined that reliance on such exemption will not materially adversely affect the ability of the Audit Committee to act independently and to satisfy the other requirements of NI 52–110. The exemption in Section 3.2(2) of NI 52–110 relieves an issuer for a period of up to one year after it becomes a reporting issuer from the requirement that every audit committee member be independent, provided that a majority of the audit committee members are independent and the issuer’s board of directors makes the determination in the preceding sentence.

The board of directors of the Corporation has adopted a written charter for the Audit Committee which sets out the Audit Committee’s responsibility in reviewing and approving the financial statements of the Corporation and public disclosure documents containing financial information and reporting on such review to the board of directors of the Corporation, ensuring that adequate procedures are in place for the reviewing of the Corporation’s public disclosure documents that contain financial information, overseeing the work and reviewing the independence of the external auditors. The text of the Charter of the Audit Committee that has been adopted is attached to this AIF as Appendix A.

External Audit Service Fees

The fees billed to Mercer Park Brand Acquisition Corp. by its auditor, MNP LLP, for the financial year ended December 31, 2019, were as follows:

		Audit-related
Year	Audit fees(1)	fees(2)	Tax fees(3)	All other fees(4)
2019	$52,000	Nil	Nil	$5,000

__________ Notes:

(1)	Of the audit fee, $20,000 represents an accrual and has not yet been billed by the auditor.

(2)	Audit-related fees include fees paid to the company’s auditors for statutory audits, attestation services, quarterly reviews and due diligence services.

(3)	Tax fees include fees paid for preparation of the company’s annual tax return.

(4)	All other fees include fees incurred in connection with an initial review of the company and its operations and administrative expenses.

EXECUTIVE COMPENSATION AND OTHER PAYMENTS

Compensation Discussion and Analysis

There will be no salaries, consulting fees, management contract fees or directors’ fees, finder’s fees, loans, bonuses, deposits or similar payments to our officers, directors or special advisors directly or indirectly, for services rendered to us prior to or in connection with the completion of our initial qualifying transaction, or other payments to insiders prior to or in connection with the completion of our initial qualifying transaction, other than (i) repayment of unsecured loans, and any interest thereon, which may be made by our Sponsor and (ii) the payment of $10,000 (plus applicable taxes) per month for administrative and related services pursuant to an administrative services agreement entered into with our Sponsor which, if applicable, may include payment for services of related parties or qualified affiliates of related parties, for, but not limited to, various administrative, managerial or operational services or to help effect our qualifying transaction, reimbursement of reasonable out-of-pocket expenses incurred by the above noted persons in connection with certain activities performed on our behalf, such as identifying possible business targets and qualifying transactions, performing business due diligence on suitable target businesses and qualifying transactions as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations, (iii) payment to certain consultants and investor relation professionals, including payments to SWAT, and (iv) if approved by a majority of our unconflicted directors (being the other directors who do not have a conflict of interest in respect of the proposed acquisition), and subject to any required Exchange consent, payment of a customary finder’s fee, consulting fee or other similar compensation to members of our board of directors who are not employees of the Corporation or Sponsor for services rendered in order to effect a qualifying transaction, none of which will be made from the proceeds of the Offering held in the escrow account prior to the completion of the qualifying transaction.

There is no limit on the amount of out-of-pocket expenses reimbursable by us; provided, however, that to the extent such expenses exceed the available proceeds not deposited in the escrow account, such expenses would not be reimbursed by us unless we consummate a qualifying transaction.

Our board of directors will review and be required to approve all payments made to us by our Founders, officers, directors or special advisors, or our affiliates or associates or their respective affiliates or associates, with any interested director abstaining from such review and approval, except for certain exceptions.

Following completion of the qualifying transaction, it is anticipated that we will pay compensation to our directors and officers. Members of our management team who remain with the Corporation following our qualifying transaction may be paid consulting, management or other fees from the resulting issuer of the qualifying transaction with any and all amounts being fully disclosed to shareholders, to the extent then known, in the information circular that will be prepared and furnished to our shareholders in connection with any proposed qualifying transaction.

RISK FACTORS

The risks and uncertainties described in this AIF are those the Corporation currently believes to be material, but they are not the only ones it faces. If any of the following risks, or any other risks and uncertainties that the Corporation has not yet identified or that it currently considers not to be material, actually occur or become material risks, then our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could be materially and adversely affected.

We are a newly incorporated company with no operating history and no revenues, and you have no basis on which to evaluate our ability to achieve our business objective.

We are a recently incorporated company with no operating results. Because we lack an operating history, investors have no basis upon which to evaluate our ability to achieve our business objective of completing our qualifying transaction with one or more target businesses. We may be unable to complete our qualifying transaction within the Permitted Timeline. If we fail to complete our qualifying transaction, we will never generate any operating revenues.

The ability of our holders of Class A Restricted Voting Shares to redeem their Class A Restricted Voting Shares for cash may make our financial condition unattractive to potential qualifying transaction targets, which may make it difficult for us to enter into our qualifying transaction with a target.

We may enter into a transaction agreement with a prospective target that requires as a closing condition that we have a minimum net worth or a certain amount of cash. If too many holders of Class A Restricted Voting Shares exercise their redemption rights, we may not be able to meet such closing condition, and as a result, would not be able to proceed with the qualifying transaction. If accepting all properly submitted redemption requests would cause our net cash or net tangible assets to be less than the amount necessary to satisfy a closing condition as described above, we would not be able to proceed with such redemption and the related qualifying transaction and may instead search for an alternate qualifying transaction. Prospective targets would be aware of these risks and, thus, may be reluctant to enter into our qualifying transaction with us.

The requirement that we complete our qualifying transaction within the Permitted Timeline may give potential target businesses leverage over us in negotiating our qualifying transaction and may decrease our ability to conduct due diligence on potential acquisition targets as we approach the end of the Permitted Timeline, which could undermine our ability to consummate our qualifying transaction on terms that would produce value for our shareholders.

Any potential target business with which we enter into negotiations concerning our qualifying transaction will be aware that we must consummate our qualifying transaction within 21 months from the IPO Closing (or 24 months from the IPO Closing if we have executed a letter of intent, agreement in principle or definitive agreement for a qualifying transaction within 21 months from the IPO Closing but have not completed the qualifying transaction within such 21-month period), as it may be extended or shortened. Consequently, such target businesses may obtain leverage over us in negotiating our qualifying transaction, knowing that if we do not complete our qualifying transaction with that particular target business, we may be unable to complete our qualifying transaction with any target business. This risk will increase as we get closer to the timeframe described above. In addition, we may have limited time to conduct due diligence and may enter into our qualifying transaction on terms that we would have rejected upon a more comprehensive investigation.

We may not be able to consummate our qualifying transaction within the Permitted Timeline, in which case we would redeem our Class A Restricted Voting Shares.

We must complete our qualifying transaction within the Permitted Timeline; however, we may not be able to find a suitable target business and consummate our qualifying transaction within such time period. If we are unable to consummate our qualifying transaction within the Permitted Timeline, we will be required to redeem 100% of the outstanding Class A Restricted Voting Shares, as described herein.

Because of our limited resources and the significant competition for acquisition opportunities of target businesses, it may be difficult for us to complete our qualifying transaction. If we are unable to complete our qualifying transaction, our Warrants will expire worthless.

We expect to encounter intense competition from other entities having a business objective similar to ours, including private investors, pension funds and private equity firms, other prospective special purpose acquisition corporations and other entities, domestic and international, competing for the types of businesses we intend to acquire. Many of these individuals and entities are well-established and have significant experience identifying and effecting, directly or indirectly, acquisitions of companies operating in or providing services to various industries. Some of these competitors may possess greater technical, human and other resources than we do and our financial resources will be relatively limited when contrasted with those of many of these competitors. While we believe there are numerous target businesses we could potentially acquire, our ability to compete with respect to the acquisition of certain target businesses that are sizeable will be limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses. If we are unable to complete our qualifying transaction, our Class A Restricted Voting Shares would be redeemed, as provided herein, and our Warrants (including the Warrants underlying the Class A Restricted Voting Units and the Class B Units and the Founders’ Warrants) will expire worthless.

Holders of Warrants will not have redemption rights.

If we are unable to complete our qualifying transaction within the Permitted Timeline, the Warrants will expire worthless and holders will not have any access to, or benefit from, the proceeds in the escrow account.

We may accelerate the expiry date of your Warrants at a time that is disadvantageous to you, thereby making your Warrants worthless.

We have the ability to accelerate the expiry date of outstanding Warrants at any time after they become exercisable and prior to their expiration if, and only if, the closing price of the Subordinate Voting Shares equals or exceeds $18.00 per Subordinate Voting Share (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period.

Acceleration of the expiry date of the Warrants could force you to: (i) exercise your Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so; (ii) sell your Warrants at the then-current market price when you might otherwise wish to hold your Warrants; or (iii) continue to hold your Warrants until they expire.

Our ability to consummate an attractive qualifying transaction may be impacted by the market for initial public offerings.

It is very likely that our target will want to be a public reporting company. If the market for initial public offerings is limited, we believe that there will be a greater number of attractive target businesses open to being acquired by us as a means to achieve publicly held status. Alternatively, if the market for initial public offerings is robust, we believe that there will be fewer attractive target businesses amenable to being acquired by us to become a public reporting company. Accordingly, during periods with strong public offering markets, it may be more difficult for us to complete our initial qualifying transaction.

If the net proceeds of from the offering that is not being held in the escrow account (including the net remaining proceeds of the sale of the Class B Shares, Class B Units and the Founders’ Warrants) are insufficient to allow us to operate for at least the period preceding the end of the Permitted Timeline, we may be unable to complete our qualifying transaction.

The funds available to us outside of the escrow account may not be sufficient to allow us to operate for the next 14 months, assuming that our qualifying transaction is not consummated during that time. Of the funds available to us, we could use a portion of the funds to pay fees to consultants to assist us with our search for a target business. We could also use a portion of the funds as a down payment with respect to a particular proposed qualifying transaction, although we do not have any current intention to do so. If we are unable to fund such down payments, our ability to close a contemplated transaction could be impaired.

If third parties bring claims against us, the proceeds held in the escrow account could be reduced and the per share redemption amount received by holders of Class A Restricted Voting Shares may be less than $10.00 per share.

Our placing of funds in the escrow account may not protect those funds from third party claims against us. Given that, we will not have access to the escrowed funds except under certain permitted circumstances with respect to payment of taxes and of redemptions, and that the funds we hold which are not held in escrow are intended to be used in accordance with our estimates, we may not have the financial resources to defend a potential claim, nor may we have the ability to sue to enforce a potential claim. Although we will seek, where practicable, to have material vendors, service providers, prospective target businesses or other entities with which we do business execute agreements to waive any right, title, interest or claim of any kind in or to any monies held in the escrow account, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the escrow account.

Our directors may decide not to enforce the indemnification obligations of our Sponsor, resulting in a reduction in the amount of funds in the escrow account available for distribution to holders of our Class A Restricted Voting Shares.

In the event that the proceeds in the escrow account are reduced below the lesser of (i) $10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations, recapitalizations and the like) per Class A Restricted Voting Share, or (ii) such lesser amount per share held in the escrow account as of the date of the full or partial liquidation of the escrow account, as applicable, due to reductions in the value of the escrow assets, in the case of both (i) and (ii), less the amount of interest which may be withdrawn to pay taxes, except as to claims by a third party who executed a waiver, or by our auditors or the Underwriter, and our Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors, in exercising their business judgment, may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the escrow account available for distribution to holders of our Class A Restricted Voting Shares may be reduced below $10.00 per share.

Holders of Class A Restricted Voting Shares will not be afforded an opportunity to vote on our proposed qualifying transaction, which means we may complete our qualifying transaction even though a majority of our holders of Class A Restricted Voting Shares do not support such a transaction.

We do not intend to hold a shareholder vote to approve our qualifying transaction. Accordingly, we may consummate qualifying transaction even if holders of a majority of the Class A Restricted Voting Shares do not approve of the qualifying transaction we consummate.

The only opportunity for holders of Class A Restricted Voting Shares to affect the investment decision regarding a potential qualifying transaction will be to exercise their right to redeem their Class A Restricted Voting Shares for cash.

Holders of Class A Restricted Voting Shares will not be provided with an opportunity to evaluate the specific merits or risks of one or more target businesses. Since our board of directors intends to complete a qualifying transaction without seeking approval from holders of the Class A Restricted Voting Shares, this means that the only opportunity for holders of the Class A Restricted Voting Shares to affect the investment decision regarding a potential qualifying transaction will be to exercise their redemption rights.

The ability of our holders of Class A Restricted Voting Shares to exercise redemption rights with respect to a large number of our Class A Restricted Voting Shares may not allow us to complete the most desirable qualifying transaction or optimize our capital structure.

At the time we enter into an agreement for our qualifying transaction, we will not know how many holders of our Class A Restricted Voting Shares may exercise their redemption rights, and therefore will need to structure the transaction based on our expectations as to the number of Class A Restricted Voting Shares that will be submitted for redemption. This consideration may limit our ability to complete the most desirable qualifying transaction available to us or optimize our capital structure.

Our key personnel may negotiate employment or consulting agreements with a target business in connection with a qualifying transaction. These agreements may provide for them to receive compensation following our qualifying transaction and as a result, may cause them to have different interests in determining whether a particular qualifying transaction is the most advantageous.

Our key personnel may choose to, or be asked to, remain with the Corporation after the completion of our qualifying transaction, and if so, they may negotiate employment or consulting agreements in connection with the transaction. Such negotiations may take place simultaneously with the negotiation of the qualifying transaction and could provide for such individuals to receive compensation in the form of cash payments and/or our securities for services they would render to the Corporation after the completion of our qualifying transaction. The personal and financial interests of such individuals may influence their motivation in identifying and selecting a target business. However, the decision of our board of directors as to whether or not we will put any potential qualifying transaction to a shareholder vote will be based on a variety of factors, and we do not believe the ability of such individuals to remain with us after the completion of our qualifying transaction will be the determining factor in our decision.

Each of our Founders will lose its investment in us if our qualifying transaction is not completed and their holdings of Founders’ Shares may create financial incentives that differ compared to holders of Class A Restricted Voting Shares.

Our Founders will not be entitled to redeem their Founders’ Shares and our Sponsor will not be entitled to redeem its Class B Units (including their underlying securities) or its Founders’ Warrants in connection with a qualifying transaction or entitled to access to the escrow account in respect thereof or in respect of our Winding-Up. In addition, following completion of the qualifying transaction, the Founders’ Shares and the Founders’ Warrants will be subject to certain transfer and resale restrictions, subject to applicable securities laws and other exceptions. Our Founders have purchased an aggregate of 10,089,750 Founders’ Shares for approximately $0.0025 per Founders’ Share, and our Sponsor purchased an aggregate of 9,810,000 Founders’ Warrants at a price of $1.00 per Founders’ Warrant. The average cost per Founders’ Share owned by the Founders was approximately $0.0025, as compared to an average cost per share of $10.00 for holders of Class A Restricted Voting Shares (in each case assuming no value is attributed to the underlying Warrants).

Simultaneously with the IPO Closing, our Sponsor purchased 109,000 Class B Units, each Class B Unit consisting of one Class B Share and one-half of a Warrant, for an aggregate purchase price of $1,090,000. The average cost per Class B Unit owned by our Sponsor is be $10.00, as compared to an average cost per share of $10.00 for holders of Class A Restricted Voting Shares (in each case assuming no value is attributed to associated Warrants). As a result, the personal and financial interests of our Sponsor may influence the identifying and selecting of a qualifying transaction, the voting of the qualifying transaction and the operation of the business following our qualifying transaction. Notwithstanding the foregoing, holders of Class A Restricted Voting Shares can elect to redeem all or a portion of their Class A Restricted Voting Shares in connection with the completion of our qualifying transaction.

Because there may be other companies with a business plan similar to ours seeking to effect a qualifying transaction, and specifically in Canada, it may be more difficult for us to complete a qualifying transaction.

Other Canadian special purpose acquisition companies exist or may be created to pursue qualifying transactions. Such other Canadian special purpose acquisition companies may consummate a qualifying transaction in any industry they choose, and so we may be subject to competition from these and other companies seeking to consummate a business plan similar to ours. Accordingly, we cannot assure investors that we will be able to successfully compete for an attractive qualifying transaction and, because of this competition, we cannot assure investors that we will be able to complete a qualifying transaction within the required time period.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, investments and results of operations.

We are subject to laws and regulations enacted by national, regional and local governments. In particular, we will be required to comply with certain Canadian securities law, income tax law and the Exchange and other legal and regulatory requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application also may change from time to time and those changes could have a material adverse effect on our business, investments and results of operations.

In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business and results of operations.

In the event the Corporation acquires a United States entity or assets of a United States entity, it may have adverse tax consequences on holders of Class A Restricted Voting Shares and on the Corporation.

In the event the Corporation acquires a United States entity or assets of a United States entity, under certain circumstances, the Corporation will be treated under Section 7874 of the Internal Revenue Code of 1986, as amended (the “Code”) as a United States corporation for United States federal income tax purposes. While the Corporation does not have any current plans to engage in an acquisition which will be subject to Section 7874 of the Code, there can be no assurances provided by the Corporation that it will not engage in such an “inversion” transaction at the time of the qualifying transaction.

If the Corporation engages in such an inversion transaction and the Corporation is treated as a United States corporation, the Corporation generally would be subject to United States federal income tax and the United States and Canadian federal income tax consequences to United States, Canadian and other non-United States holders of Class A Restricted Voting Shares (which, upon the closing of a qualifying transaction, would, unless previously redeemed, be automatically converted into Class B Shares) may materially differ. Any such United States federal corporate tax liability could have a material adverse effect on the results of the Corporation’s operations. If the Corporation engages in such an inversion transaction, any dividends paid by the Corporation to non-United States holders may be subject to United States federal income tax withholding at a 30% rate or such lower rate as provided in an applicable treaty. Because the Class B Shares would be treated as shares of a United States domestic corporation, the United States gift, estate and generation-skipping transfer tax rules generally would apply to a non-United States holder of Class B Shares.

Because we have not selected a particular qualifying transaction, you will be unable to ascertain the merits or risks of any particular target business’ operations.

We intend to focus our search for target businesses that operate branded product businesses in cannabis and/or cannabis-adjacent industries; however, we are not limited to a particular industry or geographic region for purposes of completing our qualifying transaction. We will also evaluate businesses that have additional, strategic capabilities such as distribution, manufacturing, or product development, which support brand value. To the extent we consummate our qualifying transaction, we may be affected by numerous risks inherent in the business operations with which we combine. For example, if we combine with a financially unstable business or an entity lacking an established record of sales or earnings, we may be affected by the risks inherent in the business and operations of a financially unstable or a development stage entity. Although our officers and directors will endeavor to evaluate the risks inherent in a particular target business, we may not properly ascertain or assess all of the significant risk factors or that we will have adequate time to complete due diligence. Furthermore, some of these risks may be outside of our control and leave us with no ability to control or reduce the chances that those risks will adversely impact a target business.

We may seek acquisition opportunities outside of our management’s area of expertise and our management may not be able to adequately ascertain or assess all significant risks associated with the target company.

We may be presented with a qualifying transaction target in a sector unfamiliar to our management team, but determine that such candidate offers an attractive acquisition opportunity for the Corporation. In the event we elect to pursue an investment outside of our management’s expertise, our management’s experience may not be directly applicable to the target business or their evaluation of its operations.

Although we identified general criteria and guidelines that we believe are important in evaluating prospective target businesses, we may enter into our qualifying transaction with a target that does not meet such criteria and guidelines, and as a result, the target business with which we enter into our qualifying transaction may not have attributes entirely consistent with our general criteria and guidelines.

Although we have identified specific investment criteria and guidelines for evaluating prospective target businesses, it is possible that a target business with which we enter into our qualifying transaction will not have all of these positive attributes. If we consummate our qualifying transaction with a target that does not meet some or all of these guidelines, such acquisition may not be as successful as an acquisition with a business that does meet all of our general criteria and guidelines. In addition, if we announce our qualifying transaction with a target that does not meet our general criteria and guidelines, a greater number of holders of Class A Restricted Voting Shares may exercise their redemption rights, which may make it difficult for us to meet any closing condition with a target business that requires us to have a minimum net worth or a certain amount of cash. In addition, it may be more difficult for us to attain shareholder approval, which is a prerequisite to the closing of our qualifying transaction if the target business does not meet our general criteria and guidelines.

We are not required to obtain an opinion from a qualified person, and consequently, an independent source may not confirm that the price we are paying for the business is fair to us or our shareholders from a financial point of view.

We may not be required to obtain an opinion from a qualified person that the price we are paying is fair to us or our shareholders from a financial point of view. Accordingly, our shareholders may be relying on the judgment of our management and board of directors without them having the benefit of such opinion.

Resources could be wasted in researching acquisitions that are not consummated, which could materially adversely affect subsequent attempts to locate and acquire or merge with another business.

We anticipate that the investigation of each specific target business and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and other experts. If we decide not to complete a specific qualifying transaction, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, if we reach an agreement relating to a specific target business, we may fail to consummate our qualifying transaction for any number of reasons, including those beyond our control. Any such event will result in a loss to us of the related costs incurred which could materially adversely affect subsequent attempts to locate and acquire or merge with another business.

After our qualifying transaction, it is possible that a majority of our directors and officers will continue to live outside of Canada and all or the majority of our assets will be located outside of Canada; therefore investors may not be able to enforce applicable securities laws or their other legal rights.

While it is our intention to focus on operating businesses that have their primary operations located in Canada, our qualifying transaction may involved the acquisition of a business or assets located outside of Canada. Accordingly, it is possible that after our qualifying transaction, a number of our directors and officers will continue to reside outside of Canada and all or the majority of our assets will be located outside of Canada. As a result, it may be difficult, or in some cases not possible, for investors in Canada to enforce their legal rights, to effect service of process upon all of our directors or officers or to enforce judgments of Canadian courts predicated upon civil liabilities and criminal penalties on our directors and officers under Canadian laws.

We are highly dependent upon our officers and directors and their loss could adversely affect our ability to operate and effect our qualifying transaction.

Our operations are dependent upon a relatively small group of individuals and, in particular, our officers and directors. We believe that our success depends on the continued service of our officers and directors, at least until we have consummated our qualifying transaction. In addition, our officers and directors are not required to commit any specified amount of time to our affairs and, accordingly, may have conflicts of interest in allocating management time among various business activities, including identifying potential qualifying transactions and monitoring the related due diligence. We do not have an employment agreement with, or key-man insurance on the life of, any of officers or directors. The unexpected loss of the services of one or more of our officers or directors could have a detrimental effect on us, our operations and our ability to effect our qualifying transaction.

Our ability to successfully effect our qualifying transaction and to be successful thereafter will be largely dependent upon the efforts of our key personnel, some of whom may join us following our qualifying transaction. The loss of key personnel could negatively impact the operations and profitability of our postqualifying transaction business.

Our ability to successfully effect our qualifying transaction is dependent upon the efforts of our key personnel. The role of our key personnel in the target business, however, cannot presently be ascertained. Although some of our key personnel may remain with the target business in senior management or advisory positions following our qualifying transaction, it is likely that some or all of the management of the target business will remain in place. While we intend to closely scrutinize any individuals we engage after our qualifying transaction, our assessment of these individuals may not prove to be correct. As well, these individuals may be unfamiliar with the requirements of operating a company regulated as a reporting issuer under applicable Canadian securities laws, which could cause us to have to expend time and resources helping them become familiar with such requirements.

We may have a limited ability to assess the management of a prospective target business and, as a result, may effect our qualifying transaction with a target business whose management may not have the skills, qualifications or abilities to manage a public company.

When evaluating the desirability of effecting our qualifying transaction with a prospective target business, our ability to assess the target business’ management may be limited due to a lack of time, resources or information. Our assessment of the capabilities of the target business’ management, therefore, may prove to be incorrect and such management may lack the skills, qualifications or abilities we suspected. Should the target’s management not possess the skills, qualifications or abilities necessary to manage a public company, the operations and profitability of the postqualifying transaction business may be negatively impacted.

The officers and directors of an acquisition target may resign upon or following the closing of our qualifying transaction. The loss of an acquisition target’s key personnel could negatively impact the operations and profitability of our post-qualifying transaction business.

The role of an acquisition target’s key personnel upon or following the closing of our qualifying transaction cannot be ascertained at this time. Although we contemplate that certain members of an acquisition target’s management team will remain associated with the acquisition target following our qualifying transaction, it is possible that some members of the management team of an acquisition target will not wish to remain in place, which could negatively affect the business.

Certain of our officers and directors may now be, and all of them may in the future become, affiliated with entities engaged in business activities similar to those intended to be conducted by us and, accordingly, may have conflicts of interest in allocating their time and determining to which entity a particular business opportunity should be presented.

Certain of our officers and directors and certain employees of Mercer Park, L.P. have fiduciary and contractual duties to certain companies in which Mercer Park, L.P., has invested, notably CSAC, of which Jonathan Sandelman is the Chief Executive Officer. While CSAC, through its subsidiaries, is engaged in the manufacture, possession, sale or distribution of cannabis and/or hold licenses in the adult-use and/or medicinal cannabis marketplace, we may nonetheless compete with CSAC for acquisition opportunities in the event that an acquisition target operates businesses in multiple sectors of the cannabis industry. Neither Mercer Park, L.P. nor members of our management team who are also employed by certain affiliates of Mercer Park, L.P. may have any obligation to present us with any opportunity for a potential qualifying acquisition of which they become aware, unless presented to such member in his or her capacity as an officer of the Corporation. Mercer Park, L.P. and/or our management, in their capacities as officers of Mercer Park, L.P. or in their other endeavors, may choose to or be required to present potential acquisition opportunities to the related entities, including CSAC, current or future Mercer Park, L.P. investment vehicles, or third parties, before they present such opportunities to us.

Each of our officers and directors presently has, and any of them in the future may have, additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a qualifying acquisition opportunity. Accordingly, if any of our officers or directors becomes aware of a qualifying acquisition opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she may be required to honour his or her fiduciary or contractual obligations to present such opportunity to such entity. We cannot assure investors that any of the conflicts or different incentives will be resolved in our favour. We do not believe, however, that the fiduciary duties or contractual obligations of our officers or directors to any other party will materially affect our ability to complete our qualifying acquisition.

Our officers, directors, security holders and their respective affiliates and associates may have interests that conflict with our interests.

We have not adopted a policy that expressly prohibits our directors, officers, security holders, affiliates or associates from having a direct or indirect financial interest in any investment to be acquired or disposed of by us or in any transaction to which we are a party or have an interest. In fact, even though it is not our current intention to do so, we may enter into our qualifying transaction with a target business that is affiliated with our Sponsor, or our directors or officers. In the event that we did wish to enter into our qualifying transaction with a target business affiliated with our Sponsor, however, we would be required to obtain a fairness opinion from a qualified person, concluding that our qualifying transaction is fair to us or our shareholders from a financial point of view.

Our Sponsor, our executive officers and our directors are not restricted from participating in the formation of, or becoming an officer or director of, any other special purpose acquisition corporation. In the event that they do so, such persons or entities may have a conflict between their interests and ours.

We may attempt to contemporaneously consummate qualifying transactions with multiple prospective targets, which may hinder our ability to consummate our qualifying transaction and give rise to increased costs and risks that could negatively impact our operations and profitability.

If we determine to contemporaneously acquire several businesses that are owned by different sellers, we will need each of such sellers to agree that our purchase of its business is contingent on the contemporaneous closings of the other qualifying transactions, which may make it more difficult for us, and delay our ability, to complete the qualifying transaction. With multiple qualifying transactions, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers) and the additional risks associated with the subsequent integration of the operations and services or products of the acquired companies in a single operating business. If we are unable to adequately address these risks, it could negatively impact us.

We may attempt to consummate our qualifying transaction with a private company about which little information is available, which may result in a qualifying transaction with a company that is not as profitable as we suspected, if at all.

In pursuing our acquisition strategy, we may seek to effect our qualifying transaction with a privately held company. By definition, very little public information exists about private companies, and we could be required to make our decision on whether to pursue a potential qualifying transaction on the basis of limited information, which may result in our qualifying transaction with a company that is not as profitable as we suspected, if at all.

We may not be able to maintain control of a target business after our qualifying transaction.

We may structure our qualifying transaction to acquire less than 100% of the equity interests or assets of a target business. Even though we may own a majority interest in the target, our shareholders prior to the qualifying transaction may collectively own a minority interest in the post-qualifying transaction company, depending on valuations ascribed to the target and us in the qualifying transaction. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the outstanding capital of a target. In this case, even if we were to acquire a 100% interest in the target, as a result of the issuance of a substantial number of new shares, our shareholders immediately prior to such transaction could own less than a majority of our outstanding shares subsequent to such transaction. In addition, other minority shareholders may subsequently combine their holdings resulting in a single person or group obtaining a larger share of the target company’s shareholdings than we initially acquired. Accordingly, this may make it more likely that we will not be able to maintain control of the target business. In the event that we structure our qualifying transaction to acquire less than 100% of the equity interest or assets of the target business, specific securities regulatory requirements may apply to the qualifying transaction, including pursuant to National Policy 41-201 – Income Trusts and Other Indirect Offerings.

We may be unable to obtain additional financing to complete our qualifying transaction or to fund the operations and/or growth of a target business, which could compel us to restructure or abandon a particular qualifying transaction.

Although we believe that the net proceeds of the Offering, and the net proceeds of any loans we may incur from our Sponsor or its affiliates, as further described herein, will be sufficient to allow us to consummate our qualifying transaction, we have not yet identified any prospective target business and thus we cannot ascertain the capital requirements for any particular transaction. If the net proceeds from the Offering prove to be insufficient, either because of the size of our qualifying transaction, the depletion of the available net proceeds in search of a target business, the obligation to redeem for cash a significant number of Class A Restricted Voting Shares from holders of Class A Restricted Voting Shares who elect redemption in connection with our qualifying transaction, or the terms of negotiated transactions to purchase shares in connection with our qualifying transaction, we may be required to seek additional financing or to abandon the proposed qualifying transaction. Additional financing may not be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to consummate our qualifying transaction, we would be compelled to either restructure the transaction or abandon that particular qualifying transaction and seek an alternative target business candidate. In addition, even if we do not need additional financing to consummate our qualifying transaction, we may require such financing to fund the operations and/or growth of the target business. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the target business. None of our officers, directors, Sponsor or shareholders are required to provide any financing to us in connection with or after our qualifying transaction.

We may only be able to complete one qualifying transaction with the proceeds of the Offering, which will cause us to be solely dependent on a single target business which may have a limited number of products or services.

We may consummate a qualifying transaction with a single target business, although we have the ability to simultaneously acquire several target businesses. By consummating a qualifying transaction with only a single entity, our lack of diversification may subject us to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to a qualifying transaction. Further, we would not be able to immediately diversify our operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities which may have the resources to complete several acquisitions or business combinations in different industries or different areas of a single industry. Accordingly, the prospects for our success may be solely dependent upon the performance of a single business, or dependent upon the development or market acceptance of a single or limited number of products, processes or services. There may be tax consequences to our qualifying transaction that may adversely affect us.

While we expect to undertake any merger or acquisition so as to minimize taxes both to the acquired business and/or asset and us, such qualifying transaction might not meet the statutory requirements of a tax-deferred rollover for the Corporation or for shareholders. A qualifying transaction that does not qualify for a tax-deferred rollover could result in the imposition of substantial taxes, and may have other adverse tax consequences to us and/or our shareholders.

Our search for a business to complete our qualifying transaction with, and any target business with which we ultimately consummate a qualifying transaction, may be materially adversely affected by the recent coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which has and is continuing to spread throughout China and other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a “Public Health Emergency of International Concern.” On March 11, 2020 the World Health Organization characterized the outbreak as a “pandemic”. A significant outbreak of COVID-19 and other infectious diseases could result in a widespread health crisis that could adversely affect the economies and financial markets worldwide, and the business of any potential target business with which we consummate a qualifying transaction could be materially and adversely affected. Furthermore, we may be unable to complete a qualifying transaction if continued concerns relating to COVID-19 restrict travel, limiting our ability to conduct meetings to negotiate and consummate transactions in a timely manner with potential investors, target company’s personnel, or vendors and services providers. The extent to which COVID19 impacts our search for a qualifying transaction will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extensive period of time, our ability to consummate a qualifying transaction, or the operations of a target business with which we ultimately consummate a qualifying transaction, may be materially adversely affected.

Risks associated with the contractual right of action.

The contractual right of action expected to be provided at the time of a qualifying transaction could expose the Corporation to one or more actions for rescission or damages, and costs, following a qualifying transaction if the applicable prospectus contains or is alleged to have contained a misrepresentation. In addition, as the Corporation will indemnify the other parties granting such rights, it could suffer additional expenses. The Corporation may seek to mitigate its exposure through insurance. These contractual rights could potentially have a material adverse effect on the Corporation.

We may redeem your unexpired Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Warrants worthless.

We may redeem your Warrants after they become exercisable for a number of Subordinate Voting Shares determined based on a redemption formula related to the redemption date and the fair market value of our Subordinate Voting Shares (determined based on the average of the last reported sales price for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants, and the number of months that the corresponding redemption date precedes the expiration date of the Warrants). Any such redemption may force you to exercise your Warrants when you might otherwise wish to hold your Warrants. In addition, such redemption may occur at a time when the Warrants are “out-of-the-money,” in which case you could lose the potential embedded value from a subsequent increase in the value of the Subordinate Voting Shares had your Warrants remained outstanding.

Risks Associated with Acquiring and Operating a Cannabis Business

Cannabis businesses may be highly regulated entities and, subject to identifying an appropriate target business or businesses for our qualifying transaction, we may be subject to significant regulatory risks.

Successful execution of a qualifying transaction and the Corporation’s strategy within the cannabis sector is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products, including maintaining and renewing all applicable licenses. The commercial cannabis industry is still a nascent industry and the Corporation cannot predict the impact of the compliance regime to which it may be subject following completion of a qualifying transaction in the sector. Similarly, the Corporation cannot predict the time required to secure all appropriate regulatory approvals for any of the products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals may significantly delay or impact the development of markets, products and sales initiatives and could have a material adverse effect on the business, financial condition and operating results of the Corporation. Without limiting the foregoing, failure to comply with the requirements of any underlying licenses or any failure to maintain any underlying licenses would have a material adverse impact on the business, financial condition and operating results of the Corporation. There can be no guarantees that any required licenses for the operation of our business will be extended or renewed in a timely manner, if at all, or that if they are extended or renewed, that the licenses will be extended or renewed on the same or similar terms.

We will incur ongoing costs and obligations related to regulatory compliance, and such costs may prove to be material. Failure to comply with regulations may result in additional costs for corrective measures, penalties or in restrictions on the Corporation’s operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Corporation’s operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the Corporation.

The cannabis sector will be subject to a variety of changes in laws, regulations and guidelines, the full effect of which cannot yet be fully determined or assessed.

The Corporation is seeking target businesses that operate branded product businesses in cannabis and/or cannabisadjacent industries and/or related sectors which are subject to various laws, regulations and guidelines relating to the manufacture, management, packaging/labelling, advertising, sale, transportation, storage and disposal of cannabis but also including laws and regulations relating to drug, controlled substances, health and safety, the conduct of operations and the protection of the environment. These laws also differ internationally and from jurisdiction to jurisdiction. Changes to such laws, regulations and guidelines due to matters beyond the control of the Corporation could have a material adverse effect on the Corporation.

Following the Cannabis Act coming into force in Canada on October 17, 2018, uncertainty remains with respect to the implementation of the Cannabis Act, federal regulations thereunder, as well as the various provincial and territorial legislation regulating the distribution and sale of cannabis for adult use purposes. There can be no assurance that the legalization of adult-use cannabis by the federal, provincial and territorial governments will be carried out on the terms currently anticipated or announced, or create the opportunities for growth anticipated by the Corporation, and the impact of the implementation of the varied legislative framework pertaining to the Canadian adult-use cannabis market remains uncertain. The impact of these new laws, regulations and guidelines on the business of the Corporation, including increased costs of compliance and other potential risks cannot be predicted, and accordingly, the Corporation may experience adverse effects.

Scientific research related to the benefits of cannabis remains in early stages, is subject to a number of important assumptions and may prove to be inaccurate.

Research in Canada, the United States and internationally regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids remains in early stages. To the Corporation’s knowledge, there have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids.

Although the Corporation believes that the articles and reports, and details of research studies and clinical trials that are publicly available reasonably support the medical benefits, viability, safety, efficacy and dosing of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding and perceptions relating to cannabis. Future research studies and clinical trials may reach negative conclusions regarding the viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to medical cannabis that could materially impact issuers in this sector.

Competition in the cannabis industry is intense and increased competition by larger and better-financed competitors could materially and adversely affect the business, financial condition and results of operations of the Corporation.

The Corporation expects intense competition in the cannabis industry, some of which can be expected to come from companies with long operating histories and significant financial resources and manufacturing and marketing experience. In addition, there is potential that the cannabis industry will undergo consolidation, creating larger companies with financial resources, manufacturing and marketing capabilities, and products that will be greater than those achievable by the Corporation. As a result of this competition, we may be unable to identify a target or after our qualifying transaction maintain our operations or develop them on terms we consider to be acceptable or at all. Increased competition by larger, better-financed competitors with geographic advantages could materially and adversely affect the Corporation’s business, financial condition and results of operations.

Negative publicity or consumer perception may affect the success of our business.

The success of the cannabis industry may be significantly influenced by the public’s perception of cannabis. Both the medical and recreational use of cannabis are controversial topics, and there is no guarantee that future scientific research, publicity, regulations, medical opinion and public opinion relating to cannabis will be favourable. The cannabis industry is an early-stage business that is constantly evolving with no guarantee of viability. The market for medical and recreational cannabis is uncertain, and any adverse or negative publicity, scientific research, limiting regulations, medical opinion and public opinion (whether or not accurate or with merit) relating to the consumption of cannabis, whether in Canada, or internationally, may have a material adverse effect on our opportunities and in the future operational results, consumer base and financial results. Among other things, such a shift in public opinion could cause jurisdictions in the United States to abandon initiatives or proposals to legalize medical cannabis, thereby limiting the number of new State jurisdictions into which the Corporation could identify potential acquisition opportunities.

Certain events or developments in the cannabis industry more generally may impact the Corporation’s reputation.

Damage to an issuer’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Cannabis has often been associated with various other narcotics, violence and criminal activities, the risk of which is that the business might attract negative publicity. There is also risk that the action(s) of other participants, companies and service providers in the cannabis industry may negatively affect the reputation of the industry as a whole and thereby negatively impact the reputation of an issuer. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regards to an issuer and its activities, whether true or not and the cannabis industry in general, whether true or not. The Corporation does not ultimately have direct control over how it or the cannabis industry is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Corporation’s overall ability to advance its business strategy and realize on its growth prospects.

Third parties with whom the Corporation may do business may perceive themselves as being exposed to reputational risk as a result of their relationship with the Corporation.

The parties with which the Corporation may do business may perceive that they are exposed to reputational risk as a result of the Corporation’s cannabis-related business activities. Failure to establish or maintain business relationships due to reputational risk arising in connection with the nature of the Corporation’s business could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

We may be subject to advertising and promotional risk in the event we cannot effectively implement a successful branding strategy.

If we successfully execute a qualifying transaction with a cannabis-related business, our future growth and profitability may depend on the effectiveness and efficiency of advertising and promotional costs, including our ability to (i) create brand recognition for any products we may develop or sell; (ii) determine appropriate advertising strategies, messages and media; and (iii) maintain acceptable operating margins on such costs. There can be no assurance that advertising and promotional costs will result in revenues for the Corporation’s business in the future, or will generate awareness for any of the Corporation’s product. In addition, no assurance can be given that we will be able to manage our advertising and promotional costs on a cost-effective basis.

The Cannabis Act prohibits the promotion of cannabis, cannabis accessories and services related to cannabis, except in very limited circumstances. It also establishes plain packaging and labelling requirements of cannabis and cannabis accessories. The Cannabis Act contains specific prohibitions on several types of promotional activities or packaging or labelling, including in relation to promotion, packaging or labelling: (i) that there are reasonable grounds to believe could be appealing to young persons; (ii) that sets out a testimonial or endorsement; (iii) that sets out the depiction of a person, character or animal, whether real or fictional; (iv) that associates cannabis, the cannabis accessory or service or any of its brand elements, or evokes a positive or negative emotion about or image of, a way of life such as one that includes glamour, recreation, excitement, vitality, risk or daring. Provincial and territorial governments will also regulate the distribution and sale of cannabis in their respective jurisdictions and may impose additional restrictions and regulations that may affect the promotion, sale or marketing of cannabis. The restriction on the use of logos and brand names on cannabis products, and any other restrictions or regulations on the promotion, sale or marketing of cannabis, could have a material adverse impact on the Corporation’s business, financial condition and results of operation. In addition, the cannabis industry in Canada, including both the medical and recreational cannabis markets, is in its early development stage and restrictions on advertising, marketing and branding of cannabis companies and products by Health Canada, various medical associations, other governmental or quasi-governmental bodies or voluntary industry associations may adversely affect an issuer’s ability to conduct sales and marketing activities and to create brand recognition, and could have a material adverse effect on the Corporation’s business.

The businesses we acquire may be subject to product liability regimes and strict product recall requirements.

The sale of cannabis products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. The Corporation may be subject to various product liability claims, including, among others, that specific cannabis products caused injury or illness, or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Corporation could result in increased costs, could adversely affect our reputation with our clients and consumers generally, and could have a material adverse effect on us.

In addition, manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. To the extent any products are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Moreover, a recall for any of the foregoing reasons could lead to decreased demand and could have a material adverse effect on the Corporation. Product recalls may lead to increased scrutiny of operations by applicable regulatory agencies, requiring further management attention and potential legal fees and other expenses.

We may not be able to successfully develop new products or find a market for their sale.

The cannabis industry is in its early stages of development and the sector participants may seek to introduce new products in the future. In attempting to keep pace with any new market developments, an issuer may need to expend significant amounts of capital in order to successfully develop and generate revenues from new products introduced by it. The issuer may also be required to obtain additional regulatory approvals from Health Canada and any other applicable regulatory authorities, which may take significant amounts of time. An issuer may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on us.

We may be unable to attract or retain key personnel with sufficient experience in the cannabis industry, and may prove unable to attract, develop, and retain additional employees required for the Corporation’s development and future success.

The success of the Corporation is currently largely dependent on the performance of its management team (collectively, “Key Persons”). The Corporation’s future success depends on its continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and the Corporation may incur significant costs to attract and retain them. In addition, the Corporation’s lean management structure may be strained as the Corporation pursues growth opportunities in the future. The loss of the services of a Key Person, or an inability to attract other suitably qualified persons when needed, could have a material adverse effect on the Corporation’s ability to execute on its business plan and strategy, and we may be unable to find adequate replacements on a timely basis, or at all.

Key Persons may be subject to applicable security clearances by regulatory agencies. Security clearances are valid for a limited period of time must subsequently be renewed. There is no assurance that any of the Corporation’s personnel who may in the future require a security clearance will be able to obtain or renew such clearances, or that new personnel who require a security clearance will be able to obtain one. A failure by a Key Person to maintain or renew his or her security clearance could result in a material adverse effect on the Corporation’s business, financial condition and results of operations. In addition, if a Key Person leaves the Corporation and we are unable to find a suitable replacement that has the requisite security clearance in a timely manner, or at all, such delay or failure could result in a material adverse effect on the Corporation.

The Corporation may be subject to risks related to the protection and enforcement of intellectual property rights, and may become subject to allegations that the Corporation is in violation of intellectual property rights of third parties.

The ownership and protection of intellectual property rights may be a significant aspect of the Corporation’s future success. We may rely on trade secrets, technical know-how and proprietary information that are not protected by patents to maintain our competitive position. We will try to protect such intellectual property by entering into confidentiality agreements with parties that have access to it, such as our partners, collaborators, employees and consultants. Any of these parties may breach these agreements and we may not have adequate remedies for any specific breach. In addition, trade secrets and technical know-how, which are not protected by patents, may otherwise become known to or be independently developed by competitors, in which event we could be materially adversely affected.

Unauthorized parties may attempt to replicate or otherwise obtain and use the Corporation’s products, trade secrets, technical know-how and proprietary information. Policing the unauthorized use of the Corporation’s future intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as the Corporation may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of the Corporation’s future trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same for the benefit of the Corporation, may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could put one or more of the Corporation’s future trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly. Any or all of these events could materially and adversely affect the business, financial condition and results of operations of the Corporation.

In addition, other parties may claim that the Corporation’s products infringe on their proprietary and perhaps patent protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, result in injunctions, temporary restraining orders and/or require the payment of damages. As well, the Corporation may need to obtain licenses from third parties who allege that the Corporation has infringed on their lawful rights. However, such licenses may not be available on terms acceptable to the Corporation or at all. In addition, the Corporation may not be able to obtain or utilize on terms that are favorable to it, or at all, licenses or other rights with respect to intellectual property that it does not own.

The Corporation may be subject to risks related to information technology systems, including cyber-attacks.

The Corporation’s operations may depend, in part, on how well it and its suppliers protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. Following its qualifying transaction, the Corporation’s operations may also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Corporation’s reputation and results of operations. The Corporation’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access may become a priority to ensure the ongoing success and security of the business. As cyber threats continue to evolve, the Corporation may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Insurance risks in the cannabis industry are not insignificant.

While the Corporation believes it will be able to acquire adequate insurance coverage, such insurance will be subject to coverage limits and exclusions and may not be available for all risks and hazards to which the Corporation may be exposed. No assurance can be given that such insurance will be adequate to cover the Corporation’s liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Corporation were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Corporation were to incur such liability at a time when it is not able to obtain liability insurance, we could be materially adversely affected.

There can be also no assurances that the Corporation will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of any of the Corporation’s potential products.

The Corporation may be subject to transportation risks.

The Corporation’s business may involve, directly or indirectly, the production, sale and distribution of cannabis products. Due to the perishable nature of such products, the Corporation may depend on fast and efficient third party transportation services to distribute its product. Any prolonged disruption of third party transportation services could have an adverse effect on the Corporation. Rising costs associated with the third party transportation services which will be used by the Corporation to ship its proposed products may also adversely impact the business of the Corporation.

The Corporation may be vulnerable to rising energy costs.

The Corporation’s business may involve, directly or indirectly, the production of cannabis products which will consume considerable energy, making the Corporation vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business of the Corporation and its ability to operate profitably.

The Corporation may be subject to risks inherent in an agricultural business.

The Corporation’s business may involve, directly or indirectly, the growing of cannabis, which is an agricultural product. As such, the business may be subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Even when grown indoors under climate-controlled conditions monitored by trained personnel, there can be no assurance that natural elements, such as insects and plant diseases, will not have a material adverse effect on the production of cannabis products and on the Corporation.

The Corporation may be subject to significant environmental regulations and risks.

Participants in the cannabis industry are subject to environmental regulation in the various jurisdictions in which they operate. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation.

Government approvals and permits are currently, and may in the future be required in connection with operations in the cannabis sector. To the extent such approvals are required and not obtained, a business may be curtailed or prohibited from producing cannabis or from proceeding with the development of its operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. An issuer may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Management of growth may prove to be difficult.

The Corporation may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Corporation to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Corporation to deal with this growth may have a material adverse effect on the Corporation.

A limited number of licenses have been issued to date in Canada and in certain U.S. States.

The Government of Canada has, to date, only issued a limited number of licenses under the Cannabis Regulations and the Cannabis Act to produce and sell cannabis. There are, however, several hundred applicants for licenses. The number of licenses granted could have an impact on the operations of an issuer in this sector. Because of the early stage of the industry, issuers also expect to face additional competition from new entrants. If the number of users of cannabis in Canada increases the demand for products will increase and the Corporation expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, an issuer will require a continued level of investment in research and development, marketing, sales and client support. Some participants may not have sufficient resources to maintain research and development, marketing, sales and client support.

In certain States, the cannabis laws and regulations limit not only the number of cannabis licenses issued, but also the number of cannabis licenses that one person may own. To the extent we acquire cannabis businesses or assets in the United States in connection with our qualifying transaction, such limitations on the acquisition of ownership of additional licenses within certain States may limit the Corporation’s ability to obtain licenses, grow organically or increase its market share in such States.

While cannabis is legal in many State jurisdictions, it continues to be a controlled substance under the United States federal CSA.

Unlike in Canada, which has federal legislation uniformly governing the cultivation, distribution, sale and possession of cannabis under the Cannabis Regulations and the Cannabis Act, cannabis is largely regulated at the State level in the United States. To the Corporation’s knowledge, there are to date a total of 47 States, plus the District of Columbia, Puerto Rico and Guam that have legalized cannabis in some form. Notwithstanding the permissive regulatory environment of medical cannabis at the State level, cannabis continues to be categorized as a controlled substance under the CSA and as such, violates federal law in the United States.

The United States Congress has passed appropriations bills each of the last three years that have not appropriated funds for prosecution of cannabis offenses of individuals who are in compliance with State medical cannabis laws. American courts have construed these appropriations bills to prevent the U.S. federal government from prosecuting individuals when those individuals comply with State law. However, because this conduct continues to violate U.S. federal law, American courts have observed that should Congress at any time choose to appropriate funds to fully prosecute the CSA, any individual or business – even those that have fully complied with State law – could be prosecuted for violations of U.S. federal law. And if Congress restores funding, the government will have the authority to prosecute individuals for violations of the law before it lacked funding under the CSA’s five-year statute of limitations.

Violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the U.S. federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on an issuer, including its reputation and ability to conduct business, its holding of medical cannabis licenses in the United States, the listing of its securities on various stock exchanges, its financial position, operating results, profitability or liquidity or the market price of its publicly traded shares. In addition, it is difficult to estimate the time or resources that would be needed for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

Even where cannabis is permitted at the individual State level, regulations vary from State to State and the Corporation may be not be able to comply with such regulations in a cost-efficient manner, if at all.

Certain State jurisdictions such as Colorado and Washington have de facto residency requirements that require investors in cannabis businesses to be a resident of such state, particularly if the cannabis business in question is one that directly involves the production, sale and distribution of cannabis. Such requirements may prove to be excessively onerous or otherwise impracticable for an issuer to comply with, which may have the result of excluding such investment opportunities from the list of possible qualifying transactions that the Corporation would otherwise consider.

The differing regulatory requirements across State jurisdictions may hinder or otherwise prevent the Corporation from achieving economies of scale.

Traditional rules of investing may prove to be imperfect in the cannabis industry. For example, while it would be common for investment managers to purchase equity in companies in different States to reach economies of scale and to conduct business across State lines, such an investment thesis may not be feasible in the U.S. cannabis industry because of varying State-by-State legislation. As no two regulated markets in the cannabis industry are exactly the same, doing business across state lines may not be possible or commercially practicable. As a result, the Corporation may be limited to identifying opportunities in individual States, which may have the effect of slowing the growth prospects of the Corporation.

The approach to the enforcement of cannabis laws may be subject to change or may not proceed as previously outlined.

As a result of the conflicting views between State legislatures and the federal government regarding cannabis, investments in cannabis businesses in the United States are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed in August 2013 when then Deputy Attorney General, James Cole, authored a memorandum (the “Cole Memorandum”) addressed to all United States district attorneys acknowledging that notwithstanding the designation of cannabis as a controlled substance at the federal level in the United States, several U.S. States have enacted laws relating to cannabis for medical and recreational purposes.

The Cole Memorandum outlined certain priorities for the Department of Justice relating to the prosecution of cannabis offenses. In particular, the Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. Notably, however, the Department of Justice has never provided specific guidelines for what regulatory and enforcement systems it deems sufficient under the Cole Memorandum standard.

In light of limited investigative and prosecutorial resources, the Cole Memorandum concluded that the Department of Justice should be focused on addressing only the most significant threats related to cannabis. States where medical cannabis had been legalized were not characterized as a high priority. In March 2017, newly appointed Attorney General Jeff Sessions again noted limited federal resources and acknowledged that much of the Cole Memorandum had merit; however, he disagreed that it had been implemented effectively and, on January 4, 2018, Attorney General Jeff Sessions authored a memorandum (the “Sessions Memorandum”), which rescinded the Cole Memorandum. The Sessions Memorandum rescinded previous nationwide guidance specific to the prosecutorial authority of United States attorneys relative to cannabis enforcement on the basis that they are unnecessary, given the well-established principles governing federal prosecution that are already in place. Those principals are included in chapter 9.27.000 of the United States Attorneys’ Manual and require federal prosecutors deciding which cases to prosecute to weigh all relevant considerations, including federal law enforcement priorities set by the Attorney General, the seriousness of the crime, the deterrent effect of criminal prosecution, and the cumulative impact of particular crimes on the community.

As a result of the Sessions Memorandum, federal prosecutors will now be free to utilize their prosecutorial discretion to decide whether to prosecute cannabis activities despite the existence of state-level laws that may be inconsistent with federal prohibitions. No direction was given to federal prosecutors in the Sessions Memorandum as to the priority they should ascribe to such cannabis activities, and resultantly it is uncertain how actively federal prosecutors will be in relation to such activities. Furthermore, the Sessions Memorandum did not discuss the treatment of medical cannabis by federal prosecutors.

Former U.S. Attorney General Jeff Sessions resigned on November 7, 2018 and was replaced by Matthew Whitaker as interim Attorney General. On February 14, 2019, William Barr was sworn in as Attorney General. It is unclear what position the new Attorney General will take on the enforcement of federal laws with regard to the U.S. cannabis industry. However, in a written response to questions from U.S. Senator Cory Booker made as a nominee, Attorney General Barr stated “I do not intend to go after parties who have complied with State law in reliance on the Cole Memorandum.”

Additionally, the Rohrbacher-Farr Amendment has been adopted by Congress in successive budgets since 2015. The Amendment prohibits the Department of Justice from spending funds appropriated by Congress to enforce the tenets of the CSA against the medical cannabis industry in States which have legalized such activity. This Amendment has historically been passed as an amendment to omnibus appropriations bills, which by their nature expire at the end of a fiscal year or other defined term. The Rohrbacher-Farr Amendment (now known colloquially as the “Joyce-Leahy Amendment” after its most recent sponsors) was included in the Consolidated Appropriations Act of 2019, which was signed by President Trump on February 14, 2019 and funds the departments of the federal government through the fiscal year ending September 30, 2019. In signing the Act, President Trump issued a signing statement noting that the Act “provides that the Department of Justice may not use any funds to prevent implementation of medical cannabis laws by various States and territories,” and further stating “I will treat this provision consistent with the President’s constitutional responsibility to faithfully execute the laws of the United States.” While the signing statement can fairly be read to mean that the executive branch intends to enforce the Controlled Substances Act and other federal laws prohibiting the sale and possession of medical cannabis, the president did issue a similar signing statement in 2017 and no federal enforcement actions followed.

Any such proceedings could have a material adverse effect on an issuer’s business, revenues, operating results and financial condition as well as the issuer’s reputation, even if such proceedings were concluded successfully in favour of the issuer. In the extreme case, such proceedings could ultimately involve the prosecution of key executives of the issuer or the seizure of corporate assets.

Any investments or acquisitions by the Corporation in the United States may be subject to applicable antimoney laundering laws and regulations.

If the Corporation were to acquire or invest in a U.S. cannabis business, the Corporation would be subject to a variety of laws and regulations domestically and in the United States that involve money laundering, financial recordkeeping and proceeds of crime, including the Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada.

In February 2014, the Financial Crimes Enforcement Network of the Treasury Department issued a memorandum providing instructions to banks seeking to provide services to cannabis-related businesses (the “FCEN Memorandum”). The FCEN Memorandum states that in some circumstances, it is permissible for banks to provide services to cannabis related businesses without risking prosecution for violation of U.S. federal money laundering laws. It refers to supplementary guidance that Deputy Attorney General Cole issued to U.S. federal prosecutors relating to the prosecution of U.S. money laundering offenses predicated on cannabis-related violations of the CSA. It is unclear at this time whether the current administration will follow the guidelines of the FCEN Memorandum.

In the event that the Corporation’s investments, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such investments in the United States were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Corporation to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada.

To the extent we acquire cannabis businesses or assets in the United States in connection with our qualifying transaction, we may be subject to measures that would restrict the ability of our investors to trade our securities.

As described in the IPO Prospectus, subject to certain exceptions, registration of the Class A Restricted Voting Units and transfers thereof held through CDS, or its nominee, were made electronically through the non-certificated inventory (“NCI”) system of CDS. Class A Restricted Voting Units registered in the name of CDS or its nominee were deposited electronically with CDS on an NCI basis on the IPO Closing.

CDS provides and facilitates reliable, cost-effective depository, clearing, regulatory and other information services to securities market participants. Among other things, CDS is used in connection with clearing and settling eligible Canadian exchange-traded and over-the-counter equity, debt and money market transactions, settling Canadian exchange-traded derivatives, broker-to-broker trade matching, depository and custodial services, ledger-keeping as well as real-time messaging and flexible interfaces to and from CDS and its participants.

Given the heightened risk profile associated with cannabis in the United States, CDS may implement procedures or protocols that would prohibit or significantly curtail the ability of CDS to settle trades for cannabis companies that have cannabis businesses or assets in the United States. It is not certain whether CDS will decide to enact such measures, nor whether it has the authority to do so unilaterally. Nevertheless, on February 8, 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group Limited announced the signing of a Memorandum of Understanding (the “TMX MOU”) with the Exchange, the Canadian Securities Exchange, the Toronto Stock Exchange and the TSX Venture Exchange. The TMX MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the United States. The TMX MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the United States. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of Class A Restricted Voting Units to make and settle trades. In particular, the Class A Restricted Voting Units would become highly illiquid as until an alternative was implemented, investors would have no ability to effect a trade of the Class A Restricted Voting Units through the facilities of a stock exchange.

Any investments or acquisitions by the Corporation in the United States may be subject to heightened scrutiny.

Any future investments or acquisitions by the Corporation in the United States may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Corporation may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Corporation’s ability to invest in the United States or any other jurisdiction.

To the extent we acquire cannabis businesses or assets in the United States in connection with our qualifying transaction, U.S. border officials could deny entry into the U.S. to employees of, or investors in companies with cannabis operations in the United States.

Since medical cannabis remains illegal under U.S. federal law, those employed at or investing in legal and licensed medical and recreational cannabis companies could face detention, denial of entry or lifetime bans from the U.S. for their business associations with U.S. cannabis businesses. Entry happens at the sole discretion of the U.S. Customs and Border Protection officers on duty, and these officers have wide latitude to ask questions to determine the admissibility of a foreign national. The Government of Canada has started warning travelers on its website that previous use of cannabis, or any substance prohibited by U.S. federal laws, could mean denial of entry to the U.S. In addition, business or financial involvement in the legal cannabis industry in the United States could also be reason enough for U.S. border guards to deny entry. On September 21, 2018, U.S. Customs and Border Protection released a statement outlining its current position with respect to enforcement of the laws of the United States. It stated that U.S. Customs and Border Protection enforcement of United States laws regarding controlled substances has not changed and because cannabis continues to be a controlled substance under United States law, working in or facilitating the proliferation of the legal cannabis industry in U.S. States where it is deemed legal may affect admissibility to the U.S. As a result, U.S. Customs and Border Protection has affirmed that, employees, directors, officers, managers and investors of companies involved in business activities related to cannabis in the U.S. or Canada, who are not U.S. citizens face the risk of being barred from entry into the United States, including for life. On October 9, 2018, U.S. Customs and Border Protection released an additional statement regarding the admissibility of Canadian citizens working in the legal cannabis industry. U.S. Customs and Border Protection stated that a Canadian citizen working in or facilitating the proliferation of the legal cannabis industry in Canada, coming to into the U.S. for reasons unrelated to the cannabis industry, will generally be admissible to the U.S.; however, if a traveler such person is found to be coming to into the U.S. for reasons related to the cannabis industry, such person may be deemed inadmissible.

To the extent we acquire cannabis businesses or assets in the United States in connection with our qualifying transaction, there may be difficulty accessing the services of banks, which may make it difficult for us to operate our business.

Financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statute and the U.S. Bank Secrecy Act. Previous guidance issued by the Financial Crimes Enforcement Network, a division of the U.S. Department of the Treasury, clarifies how financial institutions can provide services to cannabis-related businesses consistent with their obligations under the U.S. Bank Secrecy Act. Prior to the DOJ’s announcement in January 2018 of the rescission of the Cole Memorandum and related memoranda, supplemental guidance from the DOJ directed federal prosecutors to consider the federal enforcement priorities enumerated in the Cole Memorandum when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. It is unclear what impact the rescission of the Cole Memorandum will have, but federal prosecutors may increase enforcement activities against institutions or individuals that are conducting financial transactions related to cannabis activities. The increased uncertainty surrounding financial transactions related to cannabis activities may also result in financial institutions discontinuing services to the cannabis industry.

Consequently, those businesses involved in the regulated medical-use cannabis industry continue to encounter difficulty establishing banking relationships, which may increase over time. The inability to maintain a bank accounts would make it difficult for any company to operate its business, increase its operating costs, and pose additional operational, logistical and security challenges and could result in its inability to implement its business plan.

To the extent we acquire cannabis businesses or assets in the United States in connection with our qualifying transaction, there may be a restriction on the deduction of certain expenses.

Section 280E of the Code generally prohibits businesses from deducting or claiming tax credits with respect to expenses paid or incurred in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of Schedule I and II of the U.S. Controlled Substance Act of 1970) which is prohibited by U.S. federal law or the law of any State in which such trade or business is conducted. Section 280E currently applies to businesses operating in the cannabis industry, irrespective of whether such businesses that are licensed and operating in accordance with applicable state laws. The application of Code Section 280E of the Code generally causes such businesses to pay higher effective U.S. federal tax rates than similar businesses in other industries. The impact of Code Section 280E on the effective tax rate of a cannabis business generally depends on how large the ratio of non-deductible expenses is to the business’s total revenues. The application of Code Section 280E to any business that we may acquire as part of our qualifying transaction may adversely affect our profitability and, in fact, may cause us to operate at a loss. While recent legislative proposals, if enacted into law, could eliminate or diminish the application of Code Section 280E of the Code to cannabis businesses, the enactment of any such law is uncertain.

To the extent we acquire cannabis businesses or assets in the United States in connection with our qualifying transaction, there may be a lack of access to U.S. bankruptcy protections.

Because the use of medical cannabis is illegal under federal law, many courts have denied cannabis businesses bankruptcy protections, thus making it very difficult for lenders to recoup their investments in the cannabis industry in the event of a bankruptcy. If a company we acquire as part of a qualifying transaction was to experience a bankruptcy, there is no guarantee that U.S. federal bankruptcy protections would be available, which could have a material adverse effect on the financial condition and prospects of such business and on the rights of lenders to and securityholders of such business.

To the extent we acquire cannabis businesses or assets in the United States in connection with our qualifying transaction, there may be difficulty with the enforceability of contracts.

It is a fundamental principle of law that a contract will not be enforced if it involves a violation of law or public policy. Because cannabis remains illegal in the United States at a federal level, judges in multiple U.S. States have on a number of occasions refused to enforce contracts for the repayment of money when the loan was used in connection with activities that violate federal law, even if there is no violation of State law. There could thus be doubt and uncertainty that any company we may acquire as part of a qualifying transaction will be able to legally enforce contracts it enters into if necessary, which means there can be no assurance that there will be a remedy for breach of contract, which would have a material adverse effect on the business, revenues, operating results, financial condition and prospects of such entity.

The ability to grow any business with cannabis operations in the United States depends on State laws pertaining to the cannabis industry

Continued development of the medical-use cannabis industry depends upon continued legislative authorization of cannabis at the State level. The status quo of, or progress in, the regulated medical-use cannabis industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact the legislative process. For example, many States that voted to legalize medical and/or adult-use cannabis have seen significant delays in the drafting and implementation of industry regulations and issuance of licenses. In addition, burdensome regulation at the State level could slow or stop further development of the medical-use cannabis industry, such as limiting the medical conditions for which medical cannabis can be recommended by physicians for treatment, restricting the form in which medical cannabis can be consumed, imposing significant registration requirements on physicians and patients or imposing significant taxes on the growth, processing and/or retail sales of cannabis, which could have the impact of dampening growth of the cannabis industry and making it difficult for cannabis businesses to operate profitably in those States. Any one of these factors could slow or halt additional legislative authorization of medical-use cannabis, which could harm business prospects.

Risks Associated with Acquiring and Operating a Cannabis Business in Emerging Market Countries

If we effect our qualifying transaction with a company located outside of North America, we could be subject to a variety of additional risks that may negatively impact our operations.

We may pursue acquisition opportunities in any industry or geographic region. If we effect our qualifying transaction with a company located or operated outside of Canada, we could be subject to any special considerations or risks associated with companies operating in the target business’ home jurisdiction, including any of the following:

•	rules and regulations regarding currency redemption;

•	complex corporate withholding taxes on individuals;

•	laws governing the manner in which future qualifying transactions may be effected;

•	exchange listing and/or delisting requirements;

•	tariffs and trade barriers;

•	regulations related to customs and import/export matters;

•	longer payment cycles;

•	tax issues, such as tax law changes and variations in tax laws as compared to Canada;

•	currency fluctuations and exchange controls;

•	rates of inflation;

•	challenges in collecting accounts receivable;

•	cultural and language differences;

•	employment regulations;

•	crime, strikes, riots, civil disturbances, terrorist attacks and wars; and

•	deterioration of political relations with Canada or other governments or sanctions imposed by Canada or other governments.

We may also be subject to currency exchange risks in connection with any qualifying transaction. We may not be able to adequately address these additional risks. If we were unable to do so, our operations of the continued business might suffer.

Because of the costs and difficulties inherent in managing cross-border business operations, our results of operations may be negatively impacted.

Managing a business, operations, personnel or assets in another country is challenging and costly. Any management that we may have (whether based abroad or in Canada) may be inexperienced in cross-border business practices and unaware of significant differences in accounting rules, legal regimes and labour practices. Even with a seasoned and experienced management team, the costs and difficulties inherent in managing cross-border business operations, personnel and assets can be significant (and much higher than in a purely domestic business) and may negatively impact us.

If social unrest, acts of terrorism, regime changes, changes in laws and regulations, political upheaval, or policy changes or enactments occur in a country in which we may operate after we effect our qualifying transaction, it may result in a negative impact on our business.

Political events in another country may significantly affect our business, assets or operations. Social unrest, acts of terrorism, regime changes, changes in laws and regulations, political upheaval, and policy changes or enactments could negatively impact our business in a particular country.

Many countries have difficult and unpredictable legal systems and underdeveloped laws and regulations that are unclear and subject to corruption and inexperience, which may adversely impact our results of operations and financial condition.

Our ability to seek and enforce legal protections, including with respect to intellectual property and other property rights, or to defend ourselves with regard to legal actions taken against us in a given country, may be difficult or impossible, which could adversely impact us.

Rules and regulations in many countries are often ambiguous or open to differing interpretations by responsible individuals and agencies at the municipal, state, provincial, regional and federal levels. The attitudes and actions of such individuals and agencies are often difficult to predict and can be inconsistent. Delay with respect to the enforcement of particular rules and regulations, including those relating to customs, tax, environment and labour, could cause serious disruptions to operations abroad and negatively impact us.

After our qualifying transaction, substantially all of our assets may be located in a foreign country and substantially all of our revenue will be derived from our operations in such country. Accordingly, our results of operations and prospects will be subject, to a significant extent, to the economic, political and legal policies, developments and conditions in the country in which we operate.

The economic, political and social conditions, as well as government policies, of the country in which our operations are located could affect our business. If in the future such country’s economy experiences a downturn or grows at a slower rate than expected, there may be less demand for spending in certain industries. A decrease in demand for spending in certain industries could materially and adversely affect our ability to find an attractive target business with which to consummate our qualifying transaction and if we effect our qualifying transaction, the ability of that target business to become profitable.

Currency policies may cause a target business’ ability to succeed in the international markets to be diminished.

In the event we acquire a non-Canadian target, or a Canadian target with material non-Canadian operations, some or all of our revenues and income would likely be received in a foreign currency, and the dollar equivalent of our net assets and distributions, if any, could be adversely affected by reductions in the value of the local currency. The value of the currencies in our target regions fluctuate and are affected by, among other things, changes in political and economic conditions. Any change in the relative value of such currency against our reporting currency may affect the attractiveness of any target business or, following the closing of our qualifying transaction, our financial condition and results of operations. Additionally, if a currency appreciates in value against the Canadian dollar prior to the closing of our qualifying transaction, the cost of a target business as measured in dollars will increase, which may make it less likely that we are able to consummate such transaction.

AUDITORS, TRANSFER AGENT, WARRANT AGENT AND ESCROW AGENT

Our auditors, MNP LLP, Chartered Professional Accountants, Licensed Public Accountants, of 111 Richmond St W #300, Toronto, ON M5H 2G4, were first appointed on April 17, 2019. MNP LLP is independent of the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario (registered name of The Institute of Chartered Accountants of Ontario).

Odyssey Trust Company, at its principal offices in Toronto, Ontario, is the transfer agent and registrar for our Class A Restricted Voting Units and Class A Restricted Voting Shares.

Odyssey Trust Company, at its principal offices in Toronto, Ontario, is the Warrant Agent for our Warrants under the Warrant Agreement and is the Escrow Agent.

PROMOTER

Our Sponsor is considered a promoter of the Corporation within the meaning of applicable securities legislation. As of the date of this AIF, our Sponsor holds or is deemed to hold, of record and beneficially, 10,178,750 Class B Shares, 9,810,000 Founders’ Warrants and 109,000 Class B Units (comprising 109,000 Class B Shares and 54,500 Warrants), representing 20.18% of our issued and outstanding shares.

We have entered into an administrative services agreement pursuant to which the Corporation will pay our Sponsor a total of $10,000 (plus applicable taxes) per month, the Corporation may, as needed and as may be approved by the board of directors, from time to time, both prior to and following our qualifying transaction, enter into service agreements with related parties or qualified affiliates of related parties for, but not limited to, various administrative, managerial or operational services or to help effect our qualifying transaction.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

To the knowledge of the Corporation there are no material legal proceedings to which the Corporation is a party or to which its property is subject, nor were there any such proceedings during fiscal year 2019, and, to the Corporation’s knowledge, no such proceedings are contemplated.

Regulatory Actions

We are not aware of any penalties or sanctions imposed by a court or securities regulatory authority or other regulatory body against us, nor have we entered into any settlement agreements before a court or with a securities regulatory authority.

MATERIAL CONTRACTS

The following are the only material contracts of the Corporation (other than certain agreements entered into in the ordinary course of business):

(a)	the Underwriting Agreement;

(b)	The Relinquishment Agreement;

(c)	The Exchange Agreement and Undertaking;

(d)	The Make Whole Agreement and Undertaking;

(e)	the Escrow Agreement;

(f)	the Warrant Agreement; and

(g)	the Strategic Opportunities Agreement.

Copies of these agreements are available for inspection at our offices, during ordinary business hours and are available on SEDAR at www.sedar.com.

EXEMPTIVE RELIEF

The Corporation received exemptive relief from the Exchange with respect to s. 10.16(22) of the NEO Exchange Listing Manual to not adopt a Security Based Compensation Arrangement (as such term is defined in the Exchange Listing Manual) prior to completing a qualifying transaction.

The Corporation applied and received exemptions from certain requirements of applicable Canadian securities laws relating to the issuance of the Multiple Voting Shares and Subordinate Voting Shares on the close of a qualifying transaction.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com. Additional financial information is provided in our audited financial statements and Management’s Discussion & Analysis for the period ended December 31, 2019.

APPENDIX A CHARTER OF THE AUDIT COMMITTEE

OF MERCER PARK BRAND ACQUISITION CORP.

SECTION 1.	PURPOSE

The audit committee (the “Audit Committee”) is a committee of the board of directors (the “Board”) of Mercer Park Brand Acquisition Corp. (the “Corporation”). The primary function of the Audit Committee is to assist the directors of the Corporation in fulfilling their applicable roles by:

(a)	recommending to the Board the appointment and compensation of the Corporation’s external auditor;

(b)	overseeing the work of the external auditor, including the resolution of disagreements between the external auditor and management;

(c)	pre-approving all non-audit services (or delegating such pre-approval if and to the extent permitted by law) to be provided to the Corporation by the Corporation’s external auditor;

(d)	satisfying themselves that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information, other than those described in (g) below, extracted or derived from its financial statements, including periodically assessing the adequacy of such procedures;

(e)	establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

(f)	reviewing and approving any proposed hiring of current or former partner or employee of the current and former auditor of the Corporation; and

(g)	reviewing and approving the annual and interim financial statements, related Management Discussion and Analysis (“MD&A”) and other financial information provided by the Corporation to any governmental body or the public.

The Audit Committee should primarily fulfill these roles by carrying out the activities enumerated in this Charter. However, it is not the duty of the Audit Committee to prepare financial statements, to plan or conduct internal or external audits, to determine that the financial statements are complete and accurate and are in accordance with Canadian generally accepted accounting principles, to conduct investigations, or to assure compliance with laws and regulations or the Corporation’s internal policies, procedures and controls, as these are the responsibility of management, and in certain cases, the external auditor.

SECTION 2.	LIMITATIONS ON AUDIT COMMITTEE’S DUTIES

In contributing to the Audit Committee’s discharge of its duties under this Charter, each member of the Audit Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended to be, or may be construed as, imposing on any members of the Audit Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject.

Members of the Audit Committee are entitled to rely, absent actual knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, (iii) representations made by management as to the non-audit services provided to the Corporation by the external auditor, (iv) financial statements of the Corporation represented to them by a member of management or in a written report of the external auditors to present fairly the financial position of the Corporation in accordance with generally accepted accounting principles, and (v) any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

SECTION 3.	COMPOSITION AND MEETINGS

The Audit Committee should be comprised of not less than three directors as determined by the Board, all of whom shall be independent within the meaning of NI 52-110 – Audit Committees (“52-110”) of the Canadian Securities Administrators (or exempt therefrom), and free of any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee. All members of the Audit Committee should have (or should gain within a reasonable period of time after appointment) a working familiarity with basic finance and accounting practices. At least one member of the Audit Committee should have accounting or related financial management expertise and be considered a financial expert. Each member should be “financially literate” within the meaning of 52-110. The Audit Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant.

The members of the Audit Committee shall be elected by the Board on an annual basis or until their successors shall be duly appointed. Unless a Chair of the Audit Committee (the “Chair”) is elected by the full Board, the members of the Audit Committee may designate a Chair by majority vote of the full Audit Committee membership.

In addition, the Audit Committee members should meet all of the requirements for members of audit committees as defined from time to time under applicable legislation and the rules of any stock exchange on which the Corporation’s securities are listed or traded.

The Audit Committee should meet at least four times annually, or more frequently as circumstances require. The Audit Committee should meet within forty-five (45) days following the end of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A, and should meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the preceding quarter and year and the related MD&A.

The Audit Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their duties, members of the Audit Committee shall have full access to all corporate information and any other information deemed appropriate by them, and shall be permitted to discuss such information and any other matters relating to the financial position of the Corporation with senior employees, officers and the external auditor of the Corporation, and others as they consider appropriate.

For greater certainty, management is indirectly accountable to the Audit Committee and is responsible for the timeliness and integrity of the financial reporting and information presented to the Board.

In order to foster open communication, the Audit Committee or its Chair should meet at least annually with management and the external auditor in separate sessions to discuss any matters that the Audit Committee or each of these groups believes should be discussed privately. In addition, the Audit Committee or its Chair should meet with management quarterly in connection with the Corporation’s interim financial statements.

A quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Audit Committee or such greater number as the Audit Committee shall by resolution determine.

Meetings of the Audit Committee shall be held from time to time and at such place as any member of the Audit Committee shall determine upon 48 hours’ notice to each of its members. The notice period may be waived by all members of the Audit Committee. Each of the Chair of the Board, the external auditor, the Chief Executive Officer, the Chief Financial Officer or the Corporate Secretary shall be entitled to request that any member of the Audit Committee call a meeting.

This Charter is subject in all respects to the Corporation’s notice of articles and articles of incorporation from time to time.

SECTION 4.	ROLE

As part of its function in assisting the Board in fulfilling its oversight role (and without limiting the generality of the Audit Committee’s role), the Audit Committee should:

(1)	Determine any desired agenda items;

(2)	Review and recommend to the Board changes to this Charter, as considered appropriate from time to time;

(3)	Review the public disclosure regarding the Audit Committee required by 52-110;

(4)	Review and seek to ensure that disclosure controls and procedures and internal control over financial reporting frameworks are operational and functional;

(5)	Summarize in the Corporation’s annual information form the Audit Committee’s composition and activities, as required; and

(6)	Submit the minutes of all meetings of the Audit Committee to the Board upon request. Documents / Reports Review

(7)	Review and recommend to the Board for approval the Corporation’s annual and interim financial statements, including any certification, report, opinion, undertaking or review rendered by the external auditor and the related MD&A, as well as such other financial information of the Corporation provided to the public or any governmental body as the Audit Committee or the Board require.

(8)	Review other financial information provided to any governmental body or the public as they see fit.

(9)	Review, recommend and approve any of the Corporation’s press releases that contain financial information.

(10)	Seek to satisfy itself and ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements and related MD&A and periodically assess the adequacy of those procedures.

External Auditor

(11)	Recommend to the Board the selection of the external auditor, considering independence and effectiveness, and review the fees and other compensation to be paid to the external auditor.

(12)	Review and seek to ensure that all financial information provided to the public or any governmental body, as required, provides for the fair presentation of the Corporation’s financial condition, financial performance and cash flow.

(13)	Instruct the external auditor that its ultimate client is not management and that it is required to report directly to the Audit Committee, and not management.

(14)	Monitor the relationship between management and the external auditor including reviewing any management letters or other reports of the external auditor and discussing any material differences of opinion between management and the external auditor.

(15)	Review and discuss, on an annual basis, with the external auditor all significant relationships it has with the Corporation to determine the external auditor’s independence.

(16)	Pre-approve all non-audit services (or delegate such pre-approval, as the Audit Committee may determine and as permitted by applicable Canadian securities laws) to be provided by the external auditor.

(17)	Review the performance of the external auditor and any proposed discharge of the external auditor when circumstances warrant.

(18)	Periodically consult with the external auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the financial statements, including the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.

(19)	Communicate directly with the external auditor and arrange for the external auditor to be available to the Audit Committee and the full Board as needed.

(20)	Review and approve any proposed hiring by the Corporation of current or former partners or employees of the current (and any former) external auditor of the Corporation.

Audit Process

(21)	Review the scope, plan and results of the external auditor’s audit and reviews, including the auditor’s engagement letter, the post-audit management letter, if any, and the form of the audit report. The Audit Committee may authorize the external auditor to perform supplemental reviews, audits or other work as deemed desirable.

(22)	Following completion of the annual audit and quarterly reviews, review separately with each of management and the external auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and, if applicable, reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditor received during the course of the audit and, if applicable, reviews.

(23)	Review any significant disagreements among management and the external auditor in connection with the preparation of the financial statements.

(24)	Where there are significant unsettled issues between management and the external auditor that do not affect the audited financial statements, the Audit Committee shall seek to ensure that there is an agreed course of action leading to the resolution of such matters.

Financial Reporting Processes

(25)	Review the integrity of the financial reporting processes, both internal and external, in consultation with the external auditor as they see fit.

(26)	Consider the external auditor’s judgments about the quality, transparency and appropriateness, not just the acceptability, of the Corporation’s accounting principles and financial disclosure practices, as applied in its financial reporting, including the degree of aggressiveness or conservatism of its accounting principles and underlying estimates, and whether those principles are common practices or are minority practices.

(27)	Review all material balance sheet issues, material contingent obligations (including those associated with material acquisitions or dispositions) and material related party transactions.

(28)	Review with management and the external auditor the Corporation’s accounting policies and any changes that are proposed to be made thereto, including all critical accounting policies and practices used, any alternative treatments of financial information that have been discussed with management, the ramification of their use and the external auditor’s preferred treatment and any other material communications with management with respect thereto.

(29)	Review the disclosure and impact of contingencies and the reasonableness of the provisions, reserves and estimates that may have a material impact on financial reporting.

(30)	If considered appropriate, establish separate systems of reporting to the Audit Committee by each of management and the external auditor.

(31)	Periodically consider the need for an internal audit function, if not present.

Risk Management

(32)	Review program of risk assessment and steps taken to address significant risks or exposures of all types, including insurance coverage and tax compliance.

General

(33)	With prior Board approval, the Audit Committee may at its discretion retain independent counsel, accountants and other professionals to assist it in the conduct of its activities and to set and pay (as an expense of the Corporation) the compensation for any such advisors.

(34)	Respond to requests by the Board with respect to the functions and activities that the Board requests the Audit Committee to perform.

(35)	Periodically review this Charter and, if the Audit Committee deems appropriate, recommend to the Board changes to this Charter.

(36)	Review the public disclosure regarding the Audit Committee required from time to time by applicable Canadian securities laws, including:

(i)	the Charter of the Audit Committee;

(ii)	the composition of the Audit Committee;

(iii)	the relevant education and experience of each member of the Audit Committee;

(iv)	the external auditor services and fees; and

(v)	such other matters as the Corporation is required to disclose concerning the Audit Committee.

(37)	Review in advance, and approve, the hiring and appointment of the Corporation’s senior financial executives by the Corporation, if any.

(38)	Perform any other activities as the Audit Committee deems necessary or appropriate including ensuring all regulatory documents are compiled to meet Committee reporting obligations under 52-110.

SECTION 5.      AUDIT COMMITTEE COMPLAINT PROCEDURES

Submitting a Complaint

(1)	Anyone may submit a complaint regarding conduct by the Corporation or its employees or agents (including its independent auditors) reasonably believed to involve questionable accounting, internal accounting controls or auditing matters. The Chair should oversee treatment of such complaints.

Procedures

(2)	The Chair will be responsible for the receipt and administration of employee complaints.

(3)	In order to preserve anonymity when submitting a complaint regarding questionable accounting or auditing matters, the employee may submit a complaint confidentially.

Investigation

(4)	The Chair should review and investigate the complaint. Corrective action will be taken when and as warranted in the Chair’s discretion.

Confidentiality

(5)	The identity of the complainant and the details of the investigation should be kept confidential throughout the investigatory process.

Records and Report

(6)	The Chair should maintain a log of complaints, tracking their receipt, investigation, findings and resolution, and should prepare a summary report for the Audit Committee.

The Audit Committee is a committee of the Board and is not and shall not be deemed to be an agent of the Corporation’s securityholders for any purpose whatsoever. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to securityholders of the Corporation or other liability whatsoever.